UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2011

Commission File Number:  001-34477

AUTOCHINA INTERNATIONAL LIMITED
(Translation of registrant’s name into English)

No.322, Zhongshan East Road
Shijiazhuang, Hebei
             People’s Republic of China
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

FORWARD-LOOKING STATEMENT

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the future financial performance of AutoChina International Limited (the “Company”). The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company’s expectations are as of the date this Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to confirm these statements to actual results, unless required by law.

The forward-looking statements included in this Form 6-K are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: continued compliance with government regulations; changing legislation or regulatory environments; requirements or changes affecting the businesses in which the Company is engaged; industry trends, including factors affecting supply and demand; labor and personnel relations; credit risks affecting the Company's revenue and profitability; changes in the commercial vehicle industry; the Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; general economic conditions; and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission.

Results of Operations and Financial Condition.

Following this cover page are the unaudited condensed consolidated financial results for the three month and six month period ended June 30, 2011 of the Company.

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands except share and per share data)

	June 30,	December 31,
	2011	2010
	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$48,227	$30,931
Restricted cash	1,932	—
Accounts receivable, net of provision for doubtful debts of $2,221 and $1,464 respectively	29,546	22,101
Inventories	1,654	1,412
Deposits for inventories	335	1,004
Prepaid expenses and other current assets	12,628	8,113
Prepaid expenses, related parties	179	604
Due from an affiliate	—	9,000
Current maturities of net investment in sales-type leases, net of provision for doubtful debts of $294 and $281, respectively	331,788	282,108
Total current assets	426,289	355,273

Property, equipment and leasehold improvements, net	3,063	2,669
Deferred income tax assets	577	259
Net investment in sales-type leases, net of current maturities	151,105	142,005

Total assets	$581,034	$500,206

LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings	$172,801	$117,485
Trade notes payable	9,657	—
Accounts payable	744	911
Accounts payable, related parties	3,245	16,202
Other payables and accrued liabilities	11,212	7,425
Due to affiliates	70,831	77,295
Customer deposits	1,952	1,198
Current maturities of earn-out obligation	51,700	—
Income tax payable	2,589	7,147
Deferred income tax liabilities	3,905	192
Total current liabilities	328,636	227,855

Long term debt
Long-term borrowings	43,266	42,485
Earn-out obligation	—	73,100
Total liabilities	371,902	343,440

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS - Continued
(in thousands except share and per share data)

	June 30,	December 31,
	2011	2010
	(unaudited)
Shareholders’ equity
Preferred shares, $0.001 par value authorized - 1,000,000 shares; issued - none	—	—
Ordinary shares - $0.001 par value authorized - 50,000,000 shares; issued and outstanding – 19,615,766 shares at June 30, 2011 and December 31, 2010, respectively	20	20
Additional paid-in capital	362,719	286,642
Statutory reserves	6,272	6,272
Accumulated other comprehensive income	12,811	7,567
Accumulated losses	(172,690)	(143,735)
Total equity	209,132	156,766

Total liabilities and equity	$581,034	$500,206

The accompanying notes are an integral part of these condensed consolidated statements.

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS) (Unaudited)
(in thousands except share and per share data)

	Three months ended June 30,			Six months ended June 30,
	2011		2010	2010	2010
			As Restated – note 2		As Restated – note 2
Revenues
Commercial vehicles		$161,843	$186,187	$278,485	$296,685
Finance and insurance		23,964	14,092	43,555	23,699
Agency service, related parties		—	41	—	41
Total revenues		185,807	200,320	322,040	320,425

Cost of sales
Commercial vehicles		29,057	168,006	61,188	270,159
Commercial vehicles, related parties		127,832	9,034	208,700	10,882
Total cost of sales		156,889	177,040	269,888	281,041

Gross profit		28,918	23,280	52,152	39,384

Operating expenses
Selling and marketing		1,786	1,253	3,532	2,468
General and administrative		6,118	3,876	10,447	7,100
Interest expense		3,972	2,313	7,295	3,925
Interest expense, related parties		681	1,753	1,324	3,652
Other income, net		(1,464)	(81)	(2,064)	(202)
Total operating expenses		11,093	9,114	20,534	16,943

Income from operations		17,825	14,166	31,618	22,441

Other income (expense)
Loss on change in fair value of earn-out obligation		(15,200)	(2,100)	(53,600)	(84,400)
Interest income		34	—	57	413
Other income (expense), net		(15,166)	(2,100)	(53,543)	(83,987)

Income (loss) before income taxes		2,659	12,066	(21,925)	(61,546)

Income tax provision		4,237	3,235	7,030	5,677

Net (loss) income		$(1,578)	8,831	(28,955)	(67,223)
Foreign currency translation adjustment		4,056	1,053	5,244	1,046

Comprehensive income (loss)	$	$ 2,478	$9,884	$(23,711)	$(66,177)

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS) (Unaudited) - Continued
(in thousands except share and per share data)

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
		As Restated – note 2		As Restated – note 2
(Loss) earnings per share
Basic	$(0.07)	$0.45	$(1.23)	$(3.92)
Diluted	$(0.07)	$0.44	$(1.23)	$(3.92)

Weighted average shares outstanding
Basic	23,538,919	19,679,866	23,538,919	17,161,143
Diluted	23,538,919	20,174,841	23,538,919	17,161,143

The accompanying notes are an integral part of these condensed consolidated statements.

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)
(in thousands)

	Six Months Ended June 30,
	2011	2010
		As Restated – note 2

Net cash used in operating activities	(21,576)	(192,489)

Cash flow from investing activities:
Purchase of property, equipment and leasehold improvements	(966)	(620)
Increase in restricted cash	(1,911)	(8,150)
Repayment of due from an affiliate	9,000	—
Increase in security deposits	—	(9,000)

Net cash provided by (used in) investing activities	6,123	(17,770)

Cash flow from financing activities:
Proceeds from borrowings	126,387	91,181
Repayments of borrowings	(73,832)	(23,145)
Proceeds from affiliates for debt	373,918	91,865
Repayment to affiliates	(381,302)	(107,689)
Increase in accounts payable, related parties	208,700	204,340
Repayment to accounts payable, related parties	(221,814)	(130,121)
Issue of shares on exercise of warrants	—	10,296
Issue of shares for cash, net of offering costs of $3,758	—	66,242

Net cash provided by financing activities	32,057	202,969

Net cash provided by (used in) operating, investing and financing activities	16,604	(7,290)

Effect of foreign currency translation on cash	692	1,032

Net increase in cash and cash equivalents	17,296	(6,258)

Cash and cash equivalents, beginning of the period	30,931	36,768

Cash and cash equivalents, end of the period	$48,227	$30,510

Supplemental disclosure of cash flow information:
Interest paid	$5,768	$8,117
Income taxes paid	$8,236	$5,503

Non-cash transaction:
Reclassification from liability of the obligation to issue shares for the amendment of earn-out provision to equity	$75,000	$—

The accompanying notes are an integral part of these condensed consolidated statements.

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
Six Months Ended June 30, 2011 and 2010
(in thousands except share and per share data)

NOTE 1 – BACKGROUND

AutoChina International Limited, formerly Spring Creek Acquisition Corp. (the “Company” or “AutoChina”) was incorporated in the Cayman Islands on October 16, 2007 as a “blank check” company formed for the purpose of acquiring, through a merger, stock exchange, asset acquisition or other similar business combination, or control through contractual arrangements, one or more operating business located in the Greater China region, which includes Hong Kong, Macau and Taiwan.

On February 4, 2009, the Company entered into a share exchange agreement with AutoChina Group Inc. (“ACG”) and the selling shareholder, Honest Best Int’l Ltd (“Honest Best”), which owned 100% of the issued and outstanding equity securities of ACG (the “Share Exchange Agreement”). On April 9, 2009, the Company acquired all of the outstanding securities of ACG, resulting in ACG becoming a wholly-owned subsidiary of the Company (the “Business Combination”). In conjunction with the acquisition, the Company subsequently changed its name to AutoChina International Limited. Pursuant to the original earn-out provision of the Share Exchange Agreement, the Company could have been required annually to issue to the former shareholder of ACG up to 20% of the number of ordinary shares outstanding as of December 31, for each year commencing on December 31, 2009, through December 31, 2013. The percentage of shares to be issued would have been determined based upon the Company’s financial results each year, measured in accordance with an established formula (see Note 10). On February 16, 2011, the Company reached an agreement with ACG’s former ultimate shareholder, Honest Best, to cancel the earn-out share provision of the share exchange agreement entered into in connection with the Business Combination for fiscal years after 2011. The reduction in the earn-out obligation from this modification to the earn-out share provision of the share exchange agreement was credited the amount of $75,000 directly to equity in the first quarter of 2011. On September 26, 2011, the Company agreed with Honest Best to cancel the Earn-out for fiscal year 2011. The reduction in the earn-out obligation from the second modification to the earn-out share provision of the share exchange agreement will be credited the amount of $15,400 directly to equity in the third quarter of 2011 (see Note 18).

At the time of the Business Combination and until December 2009, AutoChina consisted of two primary reportable segments: the commercial vehicle sales, servicing, leasing and support segment and the automotive dealership segment. In December 2009, the Company sold its consumer automotive dealership business. As of June 30, 2011, the Company's operations comprise a single reporting segment – commercial vehicle sales, servicing, leasing and support.

Prior to November 26, 2008, the Company’s business was mainly operated by four companies, Hebei Hua An Investment Co., Ltd, Hebei Huiyin Investment Co., Ltd, Hebei Shijie Kaiyuan Logistics Co., Ltd. and Shijie Kaiyuan Auto Trade Co., Ltd. (formerly known as Hebei Shijie Kaiyuan Auto Trade Co., Ltd.) (collectively referred to as the “Auto Kaiyuan Companies”) which are limited liability corporations established under the laws of the People’s Republic of China (the “PRC” or “China”). On November 26, 2008, through the Company’s wholly owned subsidiary, Hebei Chuanglian Finance Leasing Co., Ltd. (formerly known as Hebei Chuanglian Trade Co., Ltd. (“Chuanglian”)), the Company executed a series of contractual arrangements with the Auto Kaiyuan Companies and their shareholder (the “Enterprise Agreements”). Pursuant to the Enterprise Agreements, the Company had exclusive rights to obtain the economic benefits and assume the business risks of the Auto Kaiyuan Companies from their shareholders, and generally had control of the Auto Kaiyuan Companies. The Auto Kaiyuan Companies were considered variable interest entities (“VIEs”) and the Company was the primary beneficiary. The Company’s relationships with the Auto Kaiyuan Companies and their shareholder were governed by the Enterprise Agreements between Chuanglian and each of the Auto Kaiyuan Companies, which were the operating companies of the Company in the PRC. Until September 2009, the Company conducted its leasing business through Auto Kaiyuan Companies, and these VIEs held contractual rights of cash flows of leases initiated during that period, which cash flows ceased completely in November 2011 (26 months after the last lease initiated during that period). On December 14, 2009, the Company and the shareholder of Auto Kaiyuan Companies amended the contractual agreements to cancel the contractual arrangements with Hebei Hua An Investment Co., Ltd and Hebei Huiyin Investment Co., Ltd as a result of the Company’s disposal of consumer automotive dealership business.

Commencing in late September 2009, the Company began to implement a commercial vehicle financing structure through another VIE, Hebei Chuangjie Trading Co., Ltd. (“Chuangjie Trading”). Under this commercial vehicle financing structure, Chuangjie Trading engages CITIC Trust Co. Ltd. (“CITIC Trust” and the “Trustee”), a division of the CITIC Group, to act as trustee for a trust fund set up for the benefit of Chuangjie Trading (the “Trust Fund”). The Trustee is responsible for the management of the funds invested in the Trust Fund, and the Trust Fund is used in purchasing commercial vehicles from our pre-existing VIE, Shijie Kaiyuan Auto Trade Co., Ltd. (“Kaiyuan Auto Trade”). Pursuant to the Trust Fund documents, each use of the Trust Fund (e.g. to purchase of a commercial vehicle) requires a written order to the Trustee from Chuangjie Trading. Under this commercial vehicle financing structure, the commercial vehicle purchase order is issued (upon completion of credit checks) by a local center to Chuangjie Trading who then instructs the Trustee to place the order for the vehicle with Kaiyuan Auto Trade. Upon the issuance of a commercial vehicle purchase order, the Trustee, Kaiyuan Auto Trade and the relevant local center enter into a Sale and Management Agreement, and the Trustee, relevant local center and customer lessee enter into a Lease and Management Agreement governing each commercial vehicle purchase. This structure allows the Company to promote its leasing business by using the name of the Trustee, and enables it to utilize a lease securitization program with the Trustee, which provides an additional source of financing.

Under the Sale and Management Agreements and Lease and Management Agreements, the parties agree that: (1) the Trustee will deliver the funds for the purchase of the commercial vehicle and instruct Kaiyuan Auto Trade to have the vehicle delivered directly to the lessee; (2) the local center will hold title to the commercial vehicle for the benefit of the Trustee for the term of the lease and will provide services to the lessee including maintaining the vehicle legal records (registration, tax invoices, etc.), assisting the end user in performing annual inspections, renewing the vehicle’s license, purchasing insurance, and making insurance claims; (3) the lessee will be responsible for the costs associated with the lease of the truck and with the maintenance and administrative services contracted out by the local center; and (4) upon the completion of the lease and payment in full by the lessee of all fees, the local center transfers title to the vehicle to the lessee upon the lessee’s request. Under the Lease and Management Agreement, the Trust Fund is entitled to future receivables under a lease, while Chuangjie Trading is entitled to the economic benefits of the Trust Fund as the trust beneficiary. The change of commercial vehicle financing structure did not have a material effect on the Company’s financial position or results of operations.

In September 2010, the Company established a new wholly foreign owned enterprise in China, Ganglian Finance Leasing Co., Ltd., (“Ganglian Finance Leasing”), which is in the business of leasing commercial vehicles. In December 2010, the Company increased the paid-in capital of Ganglian Finance Leasing through its VIE, Kaiyuan Auto Trade, and converted Ganglian Finance Leasing from a wholly foreign-owned enterprise to a Chinese-foreign joint venture. Commencing in December 2010, the Company began leasing commercial vehicles directly through its subsidiaries, Chuanglian and Ganglian Finance Leasing. Under this new business model, Chuanglian and Ganglian Finance Leasing (the “Lessor”) purchases the commercial vehicles from Kaiyuan Auto Trade and Hebei Xuhua Trading Co., Ltd., VIEs of the Company, then leases the commercial vehicles to the customer lessees directly. The Lessor, the relevant local center and customer lessee enter into a Lease and Management Agreement governing each commercial vehicle purchase. Under the Lease and Management Agreements, the parties agree that: (1) the local center will hold title to the commercial vehicle for the benefit of the Lessor for the term of the lease and will provide services to the lessee including maintaining the vehicle legal records (registration, tax invoices, etc.), assisting the end user in performing annual inspections, renewing the vehicle’s license, purchasing insurance, and making insurance claims; (2) the lessee will be responsible for the costs associated with the lease of the truck and with the maintenance and administrative services contracted out by the local center; and (3) upon the completion of the lease and payment in full by the lessee of all fees, the local center transfers title to the vehicle to the lessee upon the lessee’s request.

In June 2011, the Company’s subsidiary, Fancy Think Limited, acquired the remaining equity interest (30%) of Ganglian Finance Leasing from the Company’s VIE, Kaiyuan Auto Trade, and converted Ganglian Finance Leasing back to a wholly foreign-owned enterprise. On June 30, 2011, Kaiyuan Auto Trade transferred 100% of the equity interest of Chuangjie Trading, the beneficiary of the Trust Fund, to Ganglian Finance Leasing. As a result, Chuangjie Trading became directly owned by AutoChina, and therefore not part of the Company’s VIE holding structure. Prior and after the restructuring, all the assets and liabilities of Ganglian Finance leasing and Chuangjie were fully consolidated and recorded at their carrying values in the consolidated financial statements. The restructuring transaction did not have a material impact on the Company’s condensed consolidated financial position, consolidated statements of operations and consolidated cash flows.

The following financial statement amounts and balances of the VIEs were included in the accompanying condensed consolidated financial statements as of June 30, 2011 and December 31, 2010 and for the three months and six months ended June 30, 2011 and 2010:

	June 30,	December 31,
	2011	2010
	(unaudited)

Total assets	$297,421	$488,074
Total liabilities	158,599	347,455

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues	$48,694	$8,705	$97,012	$16,206
Net income	14,927	1,720	24,312	1,968

As of June 30, 2011, the Company operates the leasing business through the existing commercial vehicle financing structure where CITIC Trust acts as an intermediary as well as directly through its subsidiaries, Chuanglian and Ganglian Finance Leasing.

The Company also owns a store branch network in different regions of China to provide commercial vehicle sales and services which include leasing services, general support services, licensing and permit services, insurance services and registration services, to its lessee. As of June 30, 2011, the Company had 354 stores in 25 provinces or provincial-level regions.

NOTE 2 – RESTATEMENT OF PREVIOUSLY ISSUED CONSOLIDATED FINANCIAL STATEMENTS

The Company has restated its financial statements for the three months and six months ended June 30, 2010 to correct its accounting for its conditional obligation to issue shares to the former shareholders of ACG (see Note 10). The Company’s original accounting treatment recorded the earn-out shares, upon issuance, as an adjustment to the par value of ordinary shares and additional paid in capital and included such shares in the calculation of earnings per share from the date of issuance. Under this accounting, the Company did not recognize a liability for its conditional obligation to issue shares and did not recognize changes in the fair value of that conditional obligation in its consolidated statement of operations.

In September 2011, the Company concluded it should change its accounting related to the earn-out obligation to recognize a liability for the fair value of the earn-out obligation and to recognize changes in the fair value of the earn-out obligation in its statement of operations. The following table summarizes the adjustments made to the previously reported interim 2010 consolidated statement of operations, consolidated statement of cash flows, and consolidated statement of shareholders’ equity and comprehensive loss.

Selected consolidated statement of operations information for the three months ended June 30, 2010:

	Three months ended June 30, 2010 (as previously reported)	Effect of Restatement	Three months ended June 30, 2010 (As Restated)
	(unaudited)	(unaudited)	(unaudited)

Loss on change in fair value of earn-out obligation	$—	$(2,100)	$(2,100)
Other income (expenses), net	—	(2,100)	(2,100)
Income before income taxes	14,166	(2,100)	12,066
Net income	$10,931	$(2,100)	$8,831

Earnings (loss)per share

Basic	$0.56	$(0.11)	$0.45
Diluted	$0.54	$(0.10)	$0.44

Selected consolidated statement of operations information for the six months ended June 30, 2010:

	Six months ended June 30, 2010 (as previously reported)	Effect of Restatement	Six months ended June 30, 2010 (As Restated)
	(unaudited)	(unaudited)	(unaudited)

Loss on change in fair value of earn-out obligation	$—	$(84,400)	$(84,400)
Other income (expenses), net	413	(84,400)	(83,987)
Income (loss) before income taxes	22,854	(84,400)	(61,546)
Net income (loss)	$17,177	$(84,400)	$(67,223)

Earnings (loss)per share

Basic	$1.00	$(4.92)	$(3.92)
Diluted	$0.88	$(4.80)	$(3.92)

Selected consolidated statement of cash flow information for the six months ended June 30, 2010:

	Six months ended June 30, 2010 (as previously reported)	Effect of Restatement	Six months ended June 30, 2010 (As Restated)
	(unaudited)	(unaudited)	(unaudited)
Operating activities:
Net income (loss)	$17,177	$(84,400)	$(67,223)
Loss on change in fair value of earn-out obligation	$—	$84,400	$84,400

NOTE 3 – BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Unaudited Interim Financial Information

The accompanying unaudited condensed consolidated financial statements have been prepared by the Company, pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”) and generally accepted accounting principles in the United States (“U.S. GAAP”) for interim financial reporting. The information furnished herein reflects all adjustments (consisting of normal recurring accruals and adjustments) which are, in the opinion of management, necessary to fairly state the operating results for the respective periods. Certain information and footnote disclosures normally present in annual consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been omitted pursuant to such rules and regulations. These condensed consolidated financial statements should be read in conjunction with the financial statements and footnotes thereto, included in the Company’s 2010 Annual Report filed with the SEC on November 30, 2011. The interim results of operations are not necessarily indicative of the results to be expected for the full fiscal year or any future periods.

Principles of Consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and VIEs. All significant inter-company balances and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, cash equivalents include all highly liquid debt instruments with original maturities of three months or less which are not securing any corporate obligations. As of June 30, 2011 and December 31, 2010, the majority of cash, including restricted cash, was in RMB on deposit in PRC financial institutions under the Company’s PRC VIEs and subsidiaries, which the management believes are of high credit quality. Cash remittance in or out of the PRC are subject to the PRC foreign exchange control regulations pursuant to which PRC government approval is required for the Company to receive funds from or distribute funds outside the PRC.

As of June 30, 2011 and December 31, 2010, $30,695 and $27,287 of cash and cash equivalents are held by the Company’s VIEs. These cash balances cannot be transferred to the Company by dividend, loan or advance according to existing PRC laws and regulations. However, these cash balances can be utilized by the Company for its normal operations pursuant to the Enterprise Agreements.

Fair Value of Financial Instruments

Financial instruments consist primarily of cash and cash equivalents, notes receivable, accounts receivable, accounts payable, due to affiliates, short-term borrowings, trade notes payable and earn-out obligation. The earn-out obligation is adjusted to its fair value at each reporting date. The carrying amounts of the other items at June 30, 2011 and December 31, 2010 approximated their fair values because of the short maturity of these instruments or existence of variable interest rates, which reflect current market rates.

When available, the Company measures the fair value of financial instruments based on quoted market prices in active markets, valuation techniques that use observable market-based inputs or unobservable inputs that are corroborated by market data. Pricing information the Company obtains from third parties is internally validated for reasonableness prior to use in the consolidated financial statements. When observable market prices are not readily available, the Company generally estimates fair value using valuation techniques that rely on alternate market data or inputs that are generally less readily observable from objective sources and are estimated based on pertinent information available at the time of the applicable reporting periods. In certain cases, fair values are not subject to precise quantification or verification and may fluctuate as economic and market factors vary and the Company’s evaluation of those factors changes. Although the Company uses its best judgment in estimating the fair value of these financial instruments, there are inherent limitations in any estimation technique. In these cases, a minor change in an assumption could result in a significant change in its estimate of fair value, thereby increasing or decreasing the amounts of the Company’s consolidated assets, liabilities, shareholders’ equity and net income or loss.

A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Three levels of inputs are used to measure fair value:

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The following table presents assets that are measured and recognized at fair value at June 30, 2011 (unaudited):

Description	Level 1	Level 2	Level 3	Total
Earn-out obligations	—	—	51,700	51,700
Stock Option	—	—	10,331	10,331

The following table presents assets that are measured and recognized at fair value at December 31, 2010:

Description	Level 1	Level 2	Level 3	Total
Earn-out obligations	—	—	73,100	73,100
Stock Option	—	—	10,066	10,066

Revenue Recognition

The Company recognizes each lease financing arrangement as a sales-type lease.  For the commercial vehicles financed by the Company, the Company recognizes revenue when the following conditions are met: a) When the lease contract is signed, b) When the customer has taken possession of the vehicle, and c) Only if the collectability of owed amounts are reasonably assured. The Company recognizes revenue using the fair value of the commercial vehicles by reference to the retail market price of the vehicles. The Company also records the sale of the GPS tracking unit sold to the lessee upon the transfer of the title and delivery of the product. These sales revenues are recorded as “Commercial Vehicles”.

The agency income generated from the purchase and sales of trading materials to affiliates are considered as agency sales and the revenue generated on such transactions are recorded upon the completion of the agency transaction. Under ASC 605-45, “Reporting Revenue Gross as a Principal versus Net as an Agent”, the sales transaction by the Company to its affiliates are considered as agency sales and the revenue generated on such transactions are recorded at net basis.

A membership fee is charged to all lessees for the privilege of utilizing the Company’s store branch network for services which include general support services, licensing and permit services, insurance services and registration services. The membership fee is charged and collected by the Company when a sales-type lease is signed. The Company records the amount as a deduction of minimum lease payment receivable. Revenue from our membership fee is deferred and recognized ratably over the term of the sales-type lease. The difference between the gross investment in the lease (and the fair value of the commercial vehicles is recorded as unearned income and amortized based on the effective interest rate method over the lease term. Management servicing fees are recognized when services are rendered. The Company also receives commissions from insurance institutions for referring its customers to buy auto insurance. Commission income is recorded when the insurance contract is signed and the insurance premium is paid to the insurance company. Under the value added services (tires, parts, fuel, insurance and second hand commercial vehicles financing services), the Company provided one to three months revolving credit facilities to the eligible customers. Revenue from our tires, parts, fuel, insurance and second hand commercial vehicles financing services that is charged and collected at the beginning of the financing period is deferred and recognized ratably based on the effective interest rate method over the term of the financing period.

The membership fee, interest from sales-type lease, management servicing fee, commission fee and revenues from tires, parts, fuel and insurance financing services are recorded as “Finance and insurance”.

Penalty income generated from the lessees for late payment is recognized when the payment is overdue and the collectability is reasonably assured. This income is recorded as “Other income”.

Segment Reporting

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief executive officer, in deciding how to allocate resources and assessing performance. All of the Company’s sales are generated in the PRC and substantially all of the Company’s assets are located in the PRC. The Company’s operations consist of one reporting and operating segment, the commercial vehicle sales, servicing, leasing and support business.

Earn-out Shares

Pursuant to an earn-out provision of the Share Exchange Agreement entered into in connection with the business combination between ACG and AutoChina (formerly Spring Creek Acquisition Corp.), the Company initially could have been required annually to issue to the former shareholder of ACG up to 20% of the number of ordinary shares outstanding as of December 31, commencing December 31, 2009 through December 31, 2013. The percentage of shares to be issued would have been determined based upon the Company’s financial results each year, measured in accordance with an established formula (the “Earn-Out Obligation”) (see Note 10). According to the amendment of the earn-out provision in February 2011, the Earn-Out Obligation after years ended December 31, 2011 were eliminated and the Earn-Out Obligation for the years ended December 31, 2010 and 2011 are modified. In September 2011, there were further amendments of the earn-out provision, under which the Earn-Out Obligation after years ended December 31, 2010 were eliminated.

The Company issues the shares in respect of the Earn-Out Obligation when the audited result of the Company’s financial results each year are released if the financial results fulfill the condition in the Share Exchange Agreement. The Earn-Out Obligation is a derivative financial instrument liability that is adjusted to its fair value each reporting date with changes in fair value being recognized currently in the consolidated statement of operations. Once a measurement period for the issuance of shares ends, the Earn-Out Obligation related to that period is no longer conditional and the obligation is reclassified from a liability to equity based on the fair value of the obligation at the end of the measurement period.

Earnings Per Share

The Company computes earnings per share (“EPS”) in accordance with generally accepted accounting principles. Companies with complex capital structures are to present basic and diluted EPS. Basic EPS is measured as the income available to ordinary shareholders divided by the weighted average ordinary shares outstanding for the period. For basic EPS, the weighted average number of shares outstanding for the period includes contingently issuable shares (i.e., shares issuable for little or no cash consideration upon the satisfaction of the conditions of a contingent stock agreement) as of the date that all necessary conditions have been met. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

3,923,153 contingently issuable shares issued to the former shareholder of ACG based upon 2010 financial results in accordance with Share Exchange Agreement (see Note 10) in December 2011 were considered outstanding and included in the computation of basic and diluted EPS since January 1, 2011. Stock options had a dilutive effect of 494,975 shares for the three months ended June 30, 2010. Stock options that could potentially dilute earnings per share in the future which were not included in the fully diluted computation for the three months ended June 30, 2011, six months ended June 30, 2011 and 2010 because they would have been anti-dilutive totaled 1,565,089, 1,565,089 and 1,223,064 shares, respectively. Non-vested stock that could potentially dilute earnings per share in the future which were not included in the fully diluted computation for the three months ended June 30, 2011, six months ended June 30, 2011 and 2010 because they would have been anti-dilutive totaled 1,074,805, 1,074,805 and 1,223,064, respectively.

Reclassification

Certain reclassifications have been made to prior period balances on the statement of operations and balance sheet to conform to the presentation for the three months and six months ended June 30, 2011. Such reclassifications did not have any effect on results of operations.

Recently Issued Accounting Pronouncements

Management does not believe that any other recently issued, but not yet effective, accounting standards or pronouncements, if currently adopted, would have a material effect on the Company’s consolidated financial statements.

NOTE 4 – ACCOUNTS RECEIVABLE

Summaries of accounts receivable are as follows:
	June 30,	December 31,
	2011	2010
	(unaudited)

Net investment in sales-type lease	$11,240	$7,555
Receivable from value-added services	20,527	16,010
Less: Allowance for doubtful accounts	(2,221)	(1,464)
	$29,546	$22,101

Net investment in sales-type lease included into the accounts receivable represents the net investment in sales-type lease which is overdue and delinquent.

NOTE 5 – PREPAID EXPENSES AND OTHER CURRENT ASSETS

Summaries of prepaid expenses and other current assets are as follows:
	June 30,	December 31,
	2011	2010
	(unaudited)

Security deposits for lease securitization borrowings	$7,726	$2,276
Prepaid interest expenses	756	1,009
Receivable from sale of business	—	264
Temporary advances to employees	530	388
Prepaid rent	747	667
Prepaid other taxes	1,455	2,441
Prepaid fuel charges	597	599
Prepaid insurance expenses	337	98
Other current assets	659	371
Total	$12,807	$8,113

Other current assets mainly include short-term advances made to third parties, such as petrol companies and insurance claims to customers.

 NOTE 6 – NET INVESTMENT IN SALES-TYPE LEASES

The following lists the components of the net investment in sales-type leases:

	June 30,	December 31,
	2011	2010
	(unaudited)

Minimum lease payments receivable	$546,101	$478,881
Less: Allowance for doubtful accounts	(294)	(281)
Net minimum lease payments receivable	545,807	478,600
Less: unearned interest income	(62,914)	(54,487)

Net investment in sales-type leases	482,893	424,113
Less: Current maturities of net investment in sales-type leases	(331,788)	(282,108)

Net investment in sales-type leases, net of current maturities	$151,105	$142,005

Net investment in sales-type leases arises from the sales of commercial vehicles, under which the Company has entered into monthly installment arrangements with the customers for approximately 2 years. The legal titles of the commercial vehicles are transferred to the customer when all the outstanding lease payments are fully settled. There is no unguaranteed residual value at the end of the lease upon the transfer of the lease. The operations of this business commenced in March 2008. As of June 30, 2011 and December 31, 2010, the aggregate effective interest rate on sales-type leases is approximately 15.94% and 14.99% per annum, respectively.

At June 30, 2011, future minimum lease payments are as follows:

Year Ending December 31,	Net minimum Lease payments receivables	Less: unearned interest income	Net investment in sales-type leases

2011 (Six months)	$230,604	$31,982	$198,622
2012	266,012	28,372	237,640
2013	49,191	2,560	46,631
Total	$545,807	$62,914	$482,893

NOTE 7 – PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET

Summaries of property, equipment and leasehold improvements are as follows:

	June 30,	December 31,
	2011	2010
	(unaudited)

Leasehold improvements	$984	$798
Furniture and fixtures	3,120	2,576
Company automobiles	1,357	1,087
Total	5,461	4,461

Less: accumulated depreciation and amortization	2,398	1,792
Property, equipment and leasehold improvements, net	$3,063	$2,669

Depreciation and amortization expense for the operations was approximately $319, $236, $625 and $451 for the three months and six months ended June 30, 2011 and 2010, respectively.

NOTE 8 – OTHER PAYABLES AND ACCRUED LIABILITIES

Other payables and accrued liabilities consist of the followings:
	June 30,	December 31,
	2011	2010
	(unaudited)

Accrued expenses	$3,550	$2,353
Other tax payables	4,270	2,746
Salary payable	1,153	1,041
Temporary receipt of insurance premium	653	240
Temporary receipt of insurance claims	369	352
Deposits received	545	181
Other current liabilities	672	512
Total	$11,212	$7,425

Deposits received represented security deposits received from staff, retention fees for constructors and customer deposits. Temporary receipt of insurance premium represented the premium collected from customers but not yet paid to the insurance company. Temporary receipt of insurance claims represented the insurance claims received but not yet released to the relevant customers. Other current liabilities mainly include the unpaid expenses reimbursement due to staff, withholding taxes collected from customers for the value-added services.

NOTE 9 – THIRD PARTY BORROWINGS

Short-term borrowings

Summaries of short-term borrowings are as follows:

	Weighted-average interest rate
	June 30,	December 31,		June 31,	December 31,
	2011	2010	Maturities	2011	2010
				(unaudited)
Short-term bank loans	7.02%	5.72%	July 2011 to June 2012	$118,981	$94,073
Lease securitization borrowings	10.22%	9.41%	November 2011 to June 2012	53,820	13,853
Other borrowing	—	—	—	—	9,559
Total	8.02%	5.69%		$172,801	$117,485

Short-term bank loans represent loans from local banks that were used for working capital and capital expenditures purposes. The loans bore interest at rate at the range of 6.31% to 7.57% as of June 30, 2011, are denominated in RMB and have terms that matured within one year.

Lease securitization borrowings are financial arrangements with the Trustee, in which a certain portion of the Company’s commercial truck leases are securitized and sold to investors through the Trustee each month. These borrowings bear interest at a rate of 10.22% as of June 30, 2011, are denominated in RMB and have terms that matured within one year.

Other borrowing represents a short-term borrowing from a third party that was used for working capital purposes. The borrowing initially bears interest at a rate of 4.00% upon inception in June 2010, is denominated in RMB and has a term of 6 months. In December 2010, the Company entered a supplementary agreement to extend the borrowing term to May 2011 and all the interests was waived. Since June 2010, the Company has provided a security deposit to this lender by placing the amount of $9,000 as collateral for such borrowing in the lender’s designated bank account with Rainbow Yield Limited (“Rainbow Yield”). In November 2010, Ms. Shu Ling Li, the sister of the Company’s Chairman and Chief Executive Officer, Mr. Yong Hui Li, was appointed as the sole director of Rainbow Yield and it became an affiliate of the Company thereafter (See Note 16). The borrowing was repaid in full in March 2011.

Long-term borrowings

	Weighted-average interest rate
	June 30,	December 31,		June 30,	December 31,
	2011	2010	Maturities	2011	2010
				(unaudited)

Long-term bank loans	7.04%	6.44%	August 2012	$43,266	$42,485

Long-term bank loans represent loans from a local bank that were used for working capital purposes. The loans bear interest at a rate of 7.04% as of June 30, 2011, are denominated in RMB and have terms between one to two years.

As of June 30, 2011, the Company has pledged net investment in sales-type leases in the amount of $342,620 as conditions to maintain its short-term bank loans, lease securitization borrowings and long-term bank loans that totaled $216,067. In addition, the Company has made a deposit of $7,726 as a condition for lease securitization borrowings and the Company’s affiliates have also provided properties as collateral for the short-term bank loans amounting to $20,088 and provided guarantee for the long-term bank loans amounting to $43,266, respectively. As of June 30, 2011, the Company is in compliance with all the loan covenants.

NOTE 10 – EARN-OUT OBLIGATION

Pursuant to an earn-out provision of the Share Exchange Agreement entered into in connection with the business combination between ACG and the Company (formerly Spring Creek Acquisition Corp.), the Company became obligated as part of the Share Exchange Agreement to issue shares to the prior owner of ACG, Honest Best, conditioned on the combined company exceeding EBITDA targets in 2009 with additional share issuances being conditioned on the combined company exceeding EBITDA targets in 2010, 2011, 2012, and 2013.

The percentage of shares issued was determined based upon the Company’s financial results each year, measured in accordance with an established formula. On March 22, 2010, the Company issued 2,603,456 shares to the former shareholder of ACG based upon the 2009 financial results, in accordance the provisions of this agreement. In December 2011, the Company issued 3,923,153 shares based upon the 2010 financial results, in accordance the provisions of this agreement.

Prior to the amendments discussed below, the Earn-Out Consideration Percentage was equivalent to the percentage set forth below for each of the respective thresholds for each of the applicable fiscal years ended December 31. Notwithstanding the foregoing, such Earn-Out Consideration Percentage is only applicable in the event that AutoChina achieves EBITDA of at least the amount set forth in parenthesis immediately following each of the applicable fiscal years ended December 31 set forth below.

Fiscal Year ending December 31	G> 30%	G> 40%	G> 50%	G> 60%	G> 70%	G> 80%	G> 90%

2009 ($22,500)	5.0%	7.5%	10.0%	12.5%	15.0%	17.5%	20.0%
2010 ($29,250)	5.0%	7.5%	10.0%	12.5%	15.0%	17.5%	20.0%
2011 ($38,030)	5.0%	7.5%	10.0%	12.5%	15.0%	17.5%	20.0%
2012 ($49,440)	5.0%	7.5%	10.0%	12.5%	15.0%	17.5%	20.0%
2013 ($64,270)	5.0%	7.5%	10.0%	12.5%	15.0%	17.5%	20.0%

G = Annual EBITDA growth compared to prior fiscal year.

The fair value of the Earn-Out Obligation, which includes the 50% of holdback shares whose release was conditioned on achieving certain 2009 EBITDA targets, at closing was $23,400. That amount was recognized at closing as a liability and a dividend to shareholders. The Earn-Out Obligation is a derivative financial instrument liability that is adjusted to its fair value each reporting date with changes in fair value being recognized currently in the consolidated statement of operations. Once a measurement period for the issuance of shares ends, the Earn-Out Obligation related to that period is no longer conditional and the obligation is reclassified from a liability to equity based on the fair value of the obligation at the end of the measurement period.

On February 16, 2011, the Company reached an agreement with Honest Best to cancel the Earn-Out Obligation for fiscal years after 2011. This amendment eliminates the Earn-out for 2012 and 2013, eliminating the potential dilutive effects of such issuances on AutoChina’s currently issued and outstanding shares. Furthermore, for fiscal years 2010 and 2011 the Earn-out was modified such that a minimum of 70% EBITDA growth must be achieved in either respective year in order for any shares to be issued. Under this amendment, the Company issues between 15% to 20% of the number of ordinary shares of AutoChina outstanding when the revised EBITDA growth target is achieved.

On September 26, 2011, the Company agreed with Honest Best to cancel the Earn-Out Obligation for fiscal year 2011. The reduction in the Earn-Out Obligation from the second modification will be credited in the amount of $15,400 directly to equity in the third quarter of 2011 (see Note 18).

The activities in the Earn-Out Obligation during the year ended December 31, 2010 and six months ended June 30, 2011 were as follows:

Earn-Out Obligation as of January 1, 2010	$57,300
Increase in fair value during 2010 with a charge to the consolidated statement of operations	100,400
Reclassification of 2010 Earn-Out Obligation at December 31, 2010 from a liability to equity	(84,600)
Earn-Out Obligation as of December 31, 2010	73,100
Increase in fair value during the six months ended June 30, 2011 with a charge to the consolidated statement of operations	53,600
Reclassification of Earn-Out Obligation from liability to equity for the amendments of earn-out provision	(75,000)
Earn-Out Obligation as of June 30, 2011	51,700
Less: Current maturities	(51,700)
Earn-Out Obligation, net of current maturities	$—

The fair value of the Earn-Out Obligation requires the use of significant unobservable inputs, and these inputs were used in a Monte Carlo simulation model. The most significant inputs to the simulation model were:

	December 31, 2010	February 26, 2011	June 30, 2011
Volatility	46%	57%	71%
Cost of equity	16.75%	24.50%	22.00%
Current stock price	$25.87	$21.97	$29.19
Dividend yield	0.0%	0.0%	0.0%

Volatility was estimated using the median historical volatility of a group of comparable public companies. The cost of equity was estimated using the median cost of capital, derived using a capital asset pricing model, of a group of comparable public companies. The future stock price was simulated using Geometric Brownian Motion, a widely accepted model of stock price behavior that is used in Option Pricing Models such as the Black-Scholes Option Pricing Model. Future EBITDA performance was simulated using these inputs and potential changes in Enterprise Value to EBITDA multiples derived from historical data for comparable public companies. These simulated future outcomes were used to compute an expected value of the earn-out shares for each future measurement period. The expected value of the earn-out shares was discounted at the estimated cost of equity to arrive at the estimate of fair value of the Earn-Out Obligation. There were no changes in valuation techniques during the year ended December 31, 2010 and six months ended June 30, 2011.

NOTE 11 – INCOME TAXES

Cayman Islands :   Under the current tax laws of the Cayman Islands, the Company and its subsidiaries are not subject to tax on their income or capital gains.

Hong Kong :   The Company’s subsidiary in Hong Kong did not have assessable profits that were derived from Hong Kong during the three months and six months ended June 30, 2011 and 2010. Therefore, no Hong Kong profit tax has been provided for in the periods presented.

China :   Effective January 1, 2008, the National People’s Congress of China enacted a new PRC Enterprise Income Tax Law, under which foreign invested enterprises and domestic companies are generally subject to enterprise income tax at a uniform rate of 25%.

Summaries of the income tax provision in the condensed consolidated statements of income are as follows:

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010

Current	$2,529	$1,148	$3,634	$1,842
Deferred	1,708	2,087	3,396	3,835
Total	$4,237	$3,235	$7,030	$5,677

The tax effects of temporary differences representing deferred income tax assets (liabilities) result principally from the followings:

	June 30,	December 31,
	2011	2010
	(unaudited)
Current
Deferred income tax assets:
Accrued liabilities	$1,393	$625
Provision for doubtful accounts	630	438
Tax loss carry forward	889	19
Net deferred income tax assets – current	$2,912	$1,082

Deferred income tax liabilities:
Unearned income	(6,742)	(1,214)
Other timing differences	(75)	(60)
Deferred income tax liabilities – current	(6,817)	(1,274)

Net deferred income tax liabilities – current	(3,905)	(192)

Non-current
Deferred income tax assets:
Accrued liabilities	261	839
Tax loss carry forward	381	57
Deferred income tax assets – non-current	642	896

Deferred income tax liabilities:
Unearned income	(65)	(607)
Other temporary differences	—	(30)
Deferred income tax liabilities – non-current	(65)	(637)

Net deferred income tax assets – non-current	$577	$259

As of June 30, 2011, deferred income tax assets derived from accrued liabilities, unearned income, tax loss carried forward, provision for doubtful accounts and other temporary differences arose from the same tax jurisdictions with the deferred income tax liabilities. Therefore, the respective deferred income tax assets and liabilities were net off for presentation.

At June 30, 2011, the Company had $5,079 of tax loss carry forwards that expire through December 31, 2015.

The difference between the effective income tax rate and the expected statutory rate was as follows:

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Statutory rate	25.0%	25.0%	25.0%	25.0%
Non-deductible expenses	162.3%	7.4%	(64.0)%	(35.3)%
Effect of rate differences in various tax jurisdictions	(28.0%)	(5.6)%	6.9%	1.1%
Effective tax rate	159.3%	26.8%	(32.1)%	(9.2)%

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Non-deductible expenses are mainly related to the share based payment and loss on change in fair value of the earn-out obligation. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Company did not have any significant interest and penalties associated with uncertain tax positions for the three months and six months ended June 30, 2010 and 2011. As of June 30, 2011 and December 31, 2010, the Company did not have any significant unrecognized uncertain tax positions.

NOTE 12 – REPURCHASE OF SHARES

During the year ended December 31, 2010, the Company repurchased 64,100 ordinary shares for a total of $1,630. These shares were cancelled and retired during the year. The Company’s share repurchase program expired in February 2011 and there was no share repurchase activity during the six months ended June 30, 2011.

NOTE 13 – STOCK-BASED COMPENSATION

On April 9, 2009, the AutoChina International Limited 2009 Equity Incentive Plan (the “Incentive Plan”) was approved by the shareholders of the Company. Under the terms of the Incentive Plan, 1,675,000 ordinary shares are reserved for issuance. All directors, employees and consultants of AutoChina and its affiliates are eligible to be granted awards under the Incentive Plan.

On September 3, 2009, December 3, 2009, May 19, 2010, August 19, 2010 and March 23, 2011, the Company granted 681,840, 520,944, 27,024, 364,080 and 72,000 stock options, respectively, under the terms of the AutoChina International Limited 2009 Equity Incentive Plan. During the six months ended June 30, 2011 and 2010, the Company has forfeited 15,023 and nil stock options, respectively, as a result of the resignation of the grantees. The exercise price of each option is $9.50, $25.65, $23.80, $27.19 and $36.38, respectively, which represents the closing price of the Company’s ordinary shares on the date of grant. The total vesting period for the options is four years, with 25% of the options vesting one year after the date of grant and the remaining 75% vesting ratably each month for three years thereafter. The options have a total term of 10 years. The Company will issue new shares to the holders of the stock options for the exercise of options.
 As of June 30, 2011, none of these options had been exercised. The Company recorded compensation expense of $930, $729, $1,077 and $1,464, respectively, for the three months and six months ended June 30, 2011 and 2010, respectively, based on the estimated fair value of the options on the date of grant. The per share fair value of the stock options granted has been estimated using the Black-Scholes option-pricing model with the following assumptions:

Date of Grant	September 3, 2009	December 3, 2009	May 19, 2010	August 19, 2010	March 23, 2011
Dividend yield (1)	None	None	None	None	None
Risk - free interest rate (2)	2.95%	2.87%	2.82%	2.06%	2.73%
Volatility (3)	47%	42%	43%	46%	60%
Expected Life (in years) (4)	6.08	6.08	6.08	6.08	6.08

(1)	The Company currently has no history or expectation of paying cash dividends on its common stock.

(2)	The risk-free interest rate is based on the U.S. Treasury yield for a term consistent with the expected term of the awards in effect at the time of grant.

(3)
The Company estimates the volatility of its common stock at the date of grant based on the implied volatility of publicly traded options on the common stock of companies within the same industry, with a term of two year.

(4)	The expected life of stock options granted under the 2009 Equity Incentive is based on expected exercise patterns, which the Company believes are representative of future behavior.

The following table summarizes outstanding options as at June 30, 2011, related weighted average fair value and life information:

	Options Outstanding			Options Exercisable
Range of Exercise Price Per Share	Number Outstanding at June 30, 2011	Weighted Average Fair Value	Weighted Average Remaining Life (Years)	Number Exercisable at June 30, 2011	Weighted Average Exercise Price

$9.50 to $36.38	1,637,089	$9.29	8.54	490,284	$15.80

A summary of option activity under the employee share option plan as of June 30, 2011, and changes during the period then ended is presented as follows:
Options	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Life (Years)	Aggregate Intrinsic Value

Outstanding at January 1, 2011	1,580,112	$19.00
Granted	72,000	36.38
Forfeited	(15,023)	25.52
Outstanding at June 30, 2011	1,637,089	$19.71	8.54	$16,040

A summary of unvested options under the employee share option plan as of June 30, 2011, and changes during the period then ended is presented as follows:
Options	Number of Shares	Weighted Average Fair Value

Unvested at January 1, 2011	1,229,679	$11.41
Granted	72,000	21.04
Vested	(139,851)	7.27
Forfeited	(15,023)	11.42
Unvested at June 30, 2011	1,146,805	$10.14
Expected to vest thereafter	1,146,805	$10.14

As of June 30, 2011, 490,284 of the share options are vested and exercisable and a total of $10,331 of unrecognized compensation expense pertaining to options remains unvested. This amount will be recognized as compensation expense ratably over the remaining vesting period. The weighted average remaining vesting period of the options is 2.54 years.

NOTE 14 – COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company leases certain facilities under long-term, non-cancelable leases and month-to-month leases. These leases are accounted for as operating leases. Rent expense for continuing operations amounted to $406, $210, $761 and $395 for the three months and six months ended June 30, 2011 and 2010, respectively.

Future minimum payments for continuing operations under long-term, non-cancelable leases as of June 30, 2011, are as follows:

Year Ending December 31,	Future Minimum Payments
2011 (six months)	$9
2012	921
2013	555
2014	59
2015	8
Total	$1,552

In the opinion of management, after consultation with legal counsel, there are no claims assessments or litigation pending against the Company.

NOTE 15 – SEGMENT REPORTING

The Company operates and manages its business as a single segment. As the Company primarily generates its revenues from customers in the PRC, no geographical segments are presented.

NOTE 16 – RELATED PARTY BALANCES AND TRANSACTIONS

Due to affiliates:

During the periods presented, the Company has borrowed from the parent company and company affiliated with the Company’s Chairman and Chief Executive Officer, Mr. Yong Hui Li (“Mr. Li”). Each of these loans was entered into to satisfy the Company’s short-term capital needs. The amounts due to Hebei Kaiyuan is non-interest bearing. In addition, the payable balances of each loan are unsecured and due on demand by the lender. The amount due to Honest Best bears the interest rate of 3.95% per annum, unsecured and will be due when demand. The amount due to Hebei Shengrong Kaiyuan Auto Parts Co., Ltd. (“Kaiyuan Shengrong”) bears the interest rate of 5.31% per annum, adjustable in connection with the basis rate established by the People’s Bank of China, unsecured and was subsequently repaid in July 2011.

The outstanding amounts due to related parties as of June 30, 2011 and December 31, 2010 were as follows:

		June 30	December 31,
	Notes	2011	2010
		(unaudited)

Honest Best	(1)	$62,190	$—
Hebei Kaiyuan	(2)	5,392	74,198
Kaiyuan Shengrong	(2)	3,249	3,097
Total		$70,831	$77,295
   Notes:

(1)	Parent company of AutoChina and entity controlled by Mr. Li.

(2)	Entity controlled by Mr. Li.

Accounts payable, related parties:

Since the year ended December 31, 2010, the Company has commenced to purchase commercial vehicles from Hebei Ruituo Auto Trading Co., Ltd. (“Ruituo”), a company which is controlled by Mr. Li. The amounts due to Ruituo is non-interest bearing. In addition, the payable balances is unsecured and due on demand by Ruituo.

During the periods presented, the Company has obtained a short-term trade financing for the operations to purchase commercial vehicles from Beiguo Commercial Building Limited (“Beiguo”) and Shijiazhuang Beiguo Renbai Group Limited (“Renbai”), companies affiliated with Mr. Li. and Mr. Lau, a director of AutoChina, who is the indirect beneficial owner of Beiguo and Renbai. The Company pays a financing charge of approximately 4% per annum to Beiguo and Renbai for the funds obtained due to this financing arrangement, in part, because the financing arrangement is guaranteed by Mr. Li, who has a long term business relationship with Beiguo and Renbai, on behalf of the Company. In addition, the payable balances of each loan are unsecured and due in 180 days. Accordingly, the Company has classified the movements in these payable balances as financing activities on the statement of cash flows.

The outstanding amounts due to related parties as of June 30, 2011 and December 31, 2010 were as follows:

		June 30,	December 31,
	Notes	2011	2010
		(unaudited)

Ruituo	(2)	$3,245	$16,104
Beiguo	(3)	—	80
Renbai	(4)	—	18
Total		$3,245	$16,202

Notes:

(2)	Entity controlled by Mr. Li.

(3)	Entity in which Mr. Li and Mr. Lau are the indirect beneficial owners of approximately 20.92% and 21.71%, respectively.

(4)	Entity in which Mr. Li and Mr. Lau are the indirect beneficial owners of approximately 19.60% and 20.33%, respectively.

Due from an affiliate:

In November 2010, Ms. Shu Ling Li (“Ms. Li”), the sister of Mr. Li, was appointed as the sole director of Rainbow Yield. Prior to the appointment of Ms. Li as sole director of Rainbow Yield, the Company paid $9,000 to Rainbow Yield as a security deposit to secure a borrowing provided by a third party in the amount of $9,559. The amount due from Rainbow Yield is non-interest bearing. In addition, the payable balances of each loan are unsecured and due on demand by the lender, which was subsequently repaid in March 2011 (See Note 9).

		June 30,	December 31,
	Note	2011	2010
		(unaudited)

Rainbow Yield	(5)	$—	$9,000

Note:

(5)	Entity in which Mr. Li’s sister is the sole director.

Prepaid interest expenses, related parties:

During the periods presented, the Company has obtained a short-term trade financing to purchase commercial vehicles from its affiliates, Beiguo and Renbai. According to the financial arrangement, the Company pays a financing charge (interest expense) of approximately 4% per annum to Beiguo and Renbai for the funds obtained and it was required to prepay the financing charges to the affiliates.

The outstanding amounts due to related parties as of June 30, 2011 and December 31, 2010 were as follows:

		June 30,	December 31,
	Note	2011	2010
		(unaudited)

Beiguo	(3)	$179	$604

Note:

(3)	Entity in which Mr. Li and Mr. Lau are the indirect beneficial owners of approximately 20.92% and 21.71%, respectively.

Related Parties Transactions

During the periods presented, the Company sold and purchased automobiles to and from affiliates. The details of the related party transactions were as follows:

		Six months ended June 30,
	Notes	2011	2010
		(unaudited)	(unaudited)
Capital nature:
Honest Best	(1) (g)	$61,570	$—
Hebei Kaiyuan	(2) (a)	63,354	30,965
Hebei Kaiyuan	(2) (g)	163,738	91,865
Hebei Ruihua Real Estate Development Limited	(2) (a)	—	11,796
Kaiyuan Shengrong	(2) (b)	3,057	—
Kaiyuan Shengrong	(2) (c)	3,057	—
Ruitio	(2) (g)	69,795	—
Beijing Wantong Longxin Auto Trading Co., Ltd.	(5) (g)	78,815	—

Trading nature:
Honest Best	(1) (f)	620	—
Ruituo	(2) (d)	208,583	—
Hebei Kaiyuan	(2) (e)	—	312
Kaiyuan Shengrong	(2) (f)	94	—
Beiguo	(3) (d)	135	195,824
Beiguo	(3) (e)	—	4,141
Beiguo	(3) (f)	610	2,897
Renbai	(4) (d)	—	8,516
Renbai	(4) (f)	$—	$755

Notes :

(1)	Parent company of AutoChina and entity controlled by Ms. Yan Wang, Mr. Li’s wife.

(2)	Entity controlled by Mr. Li.

(3)	Entity in which Mr. Li and Mr. Lau are the indirect beneficial owners of approximately 20.92% and 21.71%, respectively.

(4)	Entity in which Mr. Li and Mr. Lau are the indirect beneficial owners of approximately 19.60% and 20.33%, respectively.

(5)	Entity in which Mr. Li’s brother holds 40% equity interest.

Nature of transaction:

(a)	Bank loan guarantee provided to the bank on behalf of the Company by the affiliates.

(b)	Bank loan guarantee provided by the Company to the affiliate.

(c)	Receivables of the Company pledged to guarantee the bank loans borne by the affiliate.

(d)	Sale of automobiles to the Company, including VAT, during the period.

(e)	Purchase of trading materials from the Company during the period.

(f)	Interest expenses incurred by the Company during the period.

(g)	Loan provided to the Company during the period.

In order to obtain additional working capital, the Company has entered a financing arrangement with two affiliates, namely Beiguo and Renbai. Under the financing arrangement with Beiguo and Renbai, the Company sells commercial vehicles to these affiliates in return for notes receivable from the affiliates. These transactions do not qualify as sales under U.S. GAAP because there is a repurchase obligation by the Company. Both the sales of commercial vehicles to the affiliates and the repurchases are done at an insignificant mark up to cover operating costs. In addition, the Company buys back the commercial vehicles from these affiliates with credit terms up to 180 days and pays a financing charge of approximately 4% per annum. Therefore, these transactions are treated as financing arrangements for accounting purposes. The Company discounted the notes receivable with third party financial institutions by paying a discounting factor of approximately 3.5% per annum. The Company effectively obtained short-term financing of up to 180 days through this financing arrangement with these two affiliates. The Company expects not to continue relying on this financing arrangement with Beiguo and Renbai in the foreseeable future. Since the year ended December 31, 2010, the Company started purchasing commercial vehicles from an affiliate of Mr. Li, Ruituo, at a mark up of approximately 0.3%. The balance due to such purchase is interest-free, unsecured and due on demand of Ruituo.

During the six months ended June 30, 2011 and 2010, the Company sold commercial vehicles, excluding VAT, to these three affiliates amounting to nil and $166,487, respectively. The cost of sales of these commercial vehicles sold to these three affiliates amounted to nil and $164,627, respectively.

During the six months ended June 30, 2011 and 2010, the Company purchased commercial vehicles from Beiguo and Renbai amounting to nil and $193,458 and incurred interest expenses to these two affiliates amounting to $610 and $3,652, respectively under the above arrangement. During six months ended June 30, 2011 and 2010, the Company also purchased commercial vehicles from Beiguo and Renbai other than the above arrangement, amounting to $135 and $10,822, respectively. During the six months ended June 30, 2011 and 2010, the Company purchased commercial vehicles from Ruituo amounting to $208,583 and nil, respectively. No interest expense is incurred for the purchase from Ruituo throughout these periods.

During the six months ended June 30, 2010, the Company sold trading materials to Hebei Kaiyuan and Beiguo amounting to $4,453. The related cost of sales amounted to $4,412. The Company was charged an insignificant mark up to cover the operating costs in connection with these sales. Under ASC 605-45, “Reporting Revenue Gross as a Principal versus Net as an Agent”, the sales transaction by the Company to Hebei Kaiyuan and Beiguo are considered as agency sales and the revenue generated on such transactions are recorded at net basis. There was no such transaction in the six months ended June 30, 2011.

The Company occupied office space in Shijiazhuang, China provided by Hebei Kaiyuan, an affiliate with Mr. Li. Hebei Kaiyuan agreed to provide the office space free of charge and no rental costs were incurred by the Company during the six months ended June 30, 2011 and 2010.

NOTE 17 – CREDIT QUALITY OF FINANCING RECEIVABLES AND ALLOWANCE FOR CREDIT LOSSES

The Company adopted the accounting guidance on disclosures about the credit quality of account receivables and net investments in sales-type leases and the allowance for credit losses as of June 30, 2011. This guidance requires information to be disclosed at disaggregated levels, defined as portfolio segments and classes.

The Company applied a systematic methodology to determine the allowance for credit losses for account receivables and net investments in sales-type leases. Based upon the analysis of credit losses and risk factors, since the Company only leased the commercial vehicles to lessee customers, it is considered as the only portfolio segment, lessee customers.

The Company further evaluated the portfolio by the class of the account receivables and net investments in sales-type leases, which is defined as a level of information (below a portfolio segment) in which the receivables have the same initial measurement attribute and a similar method for assessing and monitoring credit risk. The Company’s account receivables and net investments in sales-type leases consisted of the receivables from the net investment in sales-type lease and the receivables from value-added services. The Company only offered the optional value-added services to existing customers who have a history of making on-time payments with the Company. The Company has control of the legal title of the commercial vehicles leased to the lessee customers and it is allowed to repossess the commercial vehicles if the lessee customer defaults on the payments of the monthly installment (of the net investment in sales-type lease) or the payment of the value-added services. Therefore, both of these receivables are secured by the commercial vehicles leased to the lessee customers and the Company is using the same credit control to evaluate the risk of credit losses.

Impaired net investment in sales-type lease and receivable from value-added services

Net investment in sales-type leases and receivables from value-added services is considered impaired, based on current information and events, if it is probable that we will be unable to collect all amounts due according to the contractual terms of the lease. The net investment in sales-type leases and receivables from value-added services will be reviewed for impairment. Included in these amounts are leases that are in default, non-performing or in bankruptcy. Based on our non-performing sales-type leases experience from those leases that were either matured or in the stage that were close to maturities, we also assess and make provision for performing loans. Recognition of income is suspended and a lease is placed on non-accrual status when management determines that collection of future income is not probable. Accrual is resumed, and previously suspended income is recognized, when the lease becomes contractually current and/or collection doubts are removed. Cash receipts on impaired leases are recorded against the receivable and then to any unrecognized income.

Allowance for credit loss activity

In estimating the allowance for credit losses, the Company reviews the net investment in sales-type lease and receivable from value-added services that are non-performing or in bankruptcy. The allowance for credit losses as of June 30, 2011 and December 31, 2010 were as follows:

	June 30,	December 31,
	2011	2010
	(unaudited)

Balance at the beginning of the period	$1,745	$298
Provision during the period	951	1,447
Bad debts written off	(181)	—
Balance at the end of the period	$2,515	$1,745

Credit quality of finance receivables

The credit quality of net investment in sales-type lease and receivable from value-added services is reviewed on a quarterly basis. Credit quality indicators include performing and non-performing. Non-performing is defined as receivables past due and/or on nonaccrual status or in bankruptcy. The receivables not meeting the criteria listed above are considered performing. Non-performing receivables have the highest probability for credit loss. The allowance for credit losses attributable to non-performing receivables is based on the most probable source of repayment, which is normally the residual value of the commercial vehicles. In determining residual value of the commercial vehicles, the Company refers to the second-hand market values of the commercial vehicles as a reference.

The carrying amount of the performing and non-performing finance receivables as of June 30, 2011, was as follows:

	Performing	Non- performing	Total carrying amount

Net investment in sales-type leases	$482,893	$—	$482,893
Accounts receivables	18,401	11,145	29,546
	$501,294	$11,145	$512,439

The carrying amount of the impaired finance receivables as of June 30, 2011, was as follows:

	Gross amount	Allowance for credit losses	Total carrying amount

Net investment in sales-type leases	$6,960	$294	$6,666
Accounts receivables	5,452	2,221	3,231
	$12,412	$2,515	$9,897

The analysis of the age of the carrying amount of the overdue receivables as of June 30, 2011, was as follows:

Less than 90 days	$10,018
Over 90 days	3,348
13,366
Less: allowance for credit losses	(2,221)
Total	$11,145

For the three and six months ended June 30, 2011, the related amount of interest income recognized for impaired finance receivables was $394 and $788, respectively.

NOTE 18 – SUBSEQUENT EVENT

On September 26, 2011, the Company agreed with Honest Best to cancel the Earn-Out Obligation for fiscal year 2011. The reduction in the Earn-Out Obligation from the second modification will be credited in the amount of $15,400 directly to equity in the third quarter of 2011.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

AutoChina International Limited (“AutoChina,” the “Company,” or “we”) is a holding company whose only business operations are conducted through its wholly owned subsidiary, AutoChina Group Inc. (“ACG”). ACG’s operations consist of the commercial vehicle sales, servicing, leasing and support segment, which provides financing to customers to purchase commercial vehicles and related services.

We were incorporated in the Cayman Islands on October 16, 2007 under the name “Spring Creek Acquisition Corp.” as a blank check company formed for the purpose of acquiring, through a stock exchange, asset acquisition or other similar business combination, or controlling, through contractual arrangements, an operating business, that had its principal operations in greater China.

On April 9, 2009, we acquired all of the outstanding securities of ACG, an exempt company incorporated in the Cayman Islands, from Honest Best Int’l Ltd., resulting in ACG becoming our wholly owned subsidiary. Promptly after our acquisition of ACG, we changed our name to “AutoChina International Limited.”

Commercial Vehicle Financing Structure

Commencing in late September 2009, we began to implement a commercial vehicle financing structure in which CITIC Trust acts as an intermediary through another VIE, Chuangjie Trading. Under this commercial vehicle financing structure, Chuangjie Trading engages CITIC Trust, which we refer to as the Trustee, a division of the CITIC Group, to act as trustee for a trust fund set up for the sole benefit of Chuangjie Trading, or the Trust Fund. The Trustee is responsible for the management of the funds invested in the Trust Fund, and the Trust Fund is used in purchasing commercial vehicles from our pre-existing VIE, Kaiyuan Auto Trade. Pursuant to the Trust Fund documents, each use of the Trust Fund (e.g. to purchase a commercial vehicle) requires a written order to the Trustee from Chuangjie Trading. This structure is implemented through a non-exclusive 3-year contractual relationship that is automatically renewable and unilaterally amendable and cancellable by CITIC Trust. Under this structure, we utilize CITIC Trust’s business license for vehicle leasing. This structure also allows us to promote our leasing business by using the national recognized name of CITIC, and enables us to utilize a lease securitization program with CITIC, which provides an additional source of financing.

Under the previous commercial vehicle financing model, after a customer lessee initiated an application for financing by selecting a vehicle they would like to purchase, our local commercial vehicle financing and service centers conducted the relevant credit checks and issued an internal purchase order directly to Kaiyuan Auto Trade. Under the structure in which CITIC Trust acts as an intermediary, the commercial vehicle purchase order is issued (upon completion of credit checks) by a local center to Chuangjie Trading who then instructs the Trustee to place the order for the vehicle with Kaiyuan Auto Trade. Upon the issuance of a commercial vehicle purchase order, the Trustee, Kaiyuan Auto Trade and the relevant local center enter into a Sale and Management Agreement, and the Trustee, relevant local center and customer lessee enter into a Lease and Management Agreement governing each commercial vehicle purchase. Under the Sale and Management Agreements and Lease and Management Agreements, the parties agree that: (1) the Trustee will deliver the funds for the purchase of the commercial vehicle and instruct Kaiyuan Auto Trade to have the vehicle delivered directly to the lessee; (2) the local center will hold title to the commercial vehicle for the benefit of the Trustee for the term of the lease and will provide services to the lessee including maintaining the vehicle legal records (registration, tax invoices, etc.), assisting the end user in performing annual inspections, renewing the vehicle’s license, purchasing insurance, and making insurance claims; (3) the lessee will be responsible for the costs associated with the lease of the truck and with the maintenance and administrative services contracted out by the local center; and (4) upon the completion of the lease and payment in full by the lessee of all fees, the local center transfers title to the vehicle to the lessee upon the lessee’s request. Under the Lease and Management Agreement, the Trust Fund is entitled to future receivables under a lease, while Chuangjie Trading is entitled to the economic benefits of the Trust Fund as the trust beneficiary. The change of commercial vehicle financing structure did not have a material effect on our financial position or results of operations.

In September 2010, we established a new wholly foreign owned enterprise in China, Ganglian Finance Leasing, which performs leasing business of commercial vehicles. In December 2010, the Company increased the paid-in capital of Ganglian Finance Leasing through its VIE, Kaiyuan Auto Trade, and converted the Ganglian Finance Leasing from a wholly foreign-owned enterprise to a Chinese-foreign joint venture. Thereafter, Ganglian Finance Leasing commenced leasing commercial vehicles. In December 2010, Chuanglian changed its name to Hebei Chuanglian Finance Leasing Co., Ltd. and commenced leasing commercial vehicles.

In June 2011, our subsidiary, Fancy Think Limited, acquired the remaining equity interest of Ganglian Finance Leasing from our VIE, Kaiyuan Auto Trade, and converted Ganglian Finance Leasing back to a wholly foreign-owned enterprise. In June 2011, our VIE, Kaiyuan Auto Trade transferred 100% of the equity interest of Chuangjie Trading, the beneficiary of the Trust Fund, to Ganglian Finance Leasing.

As a result, Ganglian Finance Leasing, Hebei Chuanglian Finance Leasing and Chuangjie Trading are directly owned by AutoChina, and therefore are not part of the company’s VIE holding structure.

Since December 2010, our subsidiaries, Ganglian Finance Leasing and Chuanglian, as lessor, commenced the business of leasing commercial vehicles directly. Under this new business model, the lessor purchases the commercial vehicles from Kaiyuan Auto Trade and / or Hebei Xuhua Trading, then leases the commercial vehicles to the customer lessees directly. The lessor, the relevant local center and customer lessee will enter into a Lease and Management Agreement governing each commercial vehicle purchase. Under the Lease and Management Agreements, the parties agree that: (1) the local center will hold title to the commercial vehicle for the benefit of the lessor for the term of the lease and will provide services to the lessee including maintaining the vehicle legal records (registration, tax invoices, etc.), assisting the end user in performing annual inspections, renewing the vehicle’s license, purchasing insurance, and making insurance claims; (2) the lessee will be responsible for the costs associated with the lease of the truck and with the maintenance and administrative services contracted out by the local center; and (3) upon the completion of the lease and payment in full by the lessee of all fees, the local center transfers title to the vehicle to the lessee upon the lessee’s request. As of June 30, 2011, the Company operates the leasing business through the existing commercial vehicle financing structure where CITIC Trust acts as an intermediary as well as directly through its subsidiaries, Chuanglian and Ganglian Finance Leasing.

Tires, Parts and Fuel Services

Commencing in January 2010, we began offering our customers financing to purchase tires and diesel fuel. Under the new tire purchase program, approved customers pay for new tire purchases over a 3-month term. Since the second quarter of 2011, we extended our tires financing services to other auto parts. Under the fuel purchase program, the Company offers approved customers a 1-month revolving credit facility to buy diesel fuel from selected fueling stations that have partnered with AutoChina. AutoChina charges customers a fee for both services and also receives commission fees on customer purchases from the associated vendors.

Insurance Service

During the term of the lease, customers are required to purchase insurance covering the commercial vehicle on an annual pre-paid basis. We receive commission fees on customer purchases from the associated insurance companies. Commencing in March 2010, we began offering our customers financing for their annual insurance premium. Beginning with the second year of a lease, approved customers may pay for their annual insurance premium over the course of 90 days, and we charge customers a fee for this service.

Second Hand Commercial Vehicles Financing Service

Commencing in September 2010, we began offering our customers second hand commercial vehicle financing services, pursuant to which we provide financing for approved customers to purchase a second hand commercial vehicle. We charge a service fee to the customer and require monthly repayment over a term of 12 to 18 months.

Lease Securitization Program

Since November 2010, the Company began securitizing a portion of its commercial vehicle leases through a partnership with the Trustee. Under this lease securitization program, in each month, up to Renminbi (“RMB”) 60 million ($9.1 million) of AutoChina’s commercial truck leases are securitized and sold to investors through CITIC Group. The maximum amount is expected to increase over time. The resulting investment products have a one-year maturity and pay interest at rates that are higher than standard savings account rates currently available in China. AutoChina incurs a cost of approximately 9 to 10% per annum under this program. In addition, AutoChina continues to own the vehicles that are the subject of such transactions and is responsible for servicing the existing retail leases of such vehicles. These products are rated by CCXI, China’s first nationwide domestic credit rating agency created with the approval of the People’s Bank of China.

Insurance Agency

In October 2011, we established Kaiyuan Insurance Agency for the purpose of conducting a motor vehicle insurance agency business in the future. We plan to commence the motor vehicle insurance agency business in the first quarter of 2012.

Group restructuring

In June 2011, we executed a group restructuring to simplify the structure of the ownership of our Chinese subsidiaries. Following completion of the group restructuring, our subsidiary, Fancy Think Limited, acquired the remaining equity interest of Ganglian Finance Leasing from our VIE, Kaiyuan Auto Trade, and converted Ganglian Finance Leasing back to a wholly foreign-owned enterprise. In June 2011, Kaiyuan Auto Trade transferred 100% of the equity interest of Chuangjie Trading, the beneficiary of the Trust Fund, to Ganglian Finance Leasing.

We believe the change of the group structure enhances our negotiation power for local bank financing. The restructuring does not affect AutoChina’s consolidated results and financial position going forward or in the prior periods.

A group chart as of November 30, 2011 is shown below:

(1)	The public company, quoted on the OTC Bulletin Board Pink Sheets under the symbol “AUTCF”.

(2)	Ganglian Finance Leasing was formed in September 2010 for the purpose of conducting our leasing business. It commenced the leasing business in the fourth quarter of 2010.

(3)	Hebei Xian Real Estate is the entity 100% indirectly controlled by Mr. Yong Hui Li, our Chairman and Chief Executive Officer.

(4)	Chuangjie Trading, as a beneficiary, engages CITIC Trust to manage the Trust Fund, which is used in purchasing commercial vehicles from Kaiyuan Auto Trade that are leased to the lessees.

(5)
Chuangsheng Trading was formed in connection with the commercial vehicle financing structure, however it has not commenced any operations. The Company may in the future use Chuangsheng Trading as an acquisition or restructuring vehicle, though it does not currently have any plans to do so.

(6)
Hebei Xuhua Trading is the entity AutoChina indirectly acquired control of through contractual arrangements that held the cash consideration paid to AutoChina in connection with its sale of its automobile dealership business in December 2009. Since December 2010, Hebei Xuhua Trading commenced the trading of commercial vehicles by purchasing from outside suppliers for delivery to other group companies.

(7)	Each truck financing center is held by a separate legal entity, each of which is wholly owned by Kaiyuan Auto Trade.

(8)
Kaiyuan Insurance Agency was formed in October 2011 for the purpose of conducting a motor vehicle insurance agency business in the future. We plan to commence the insurance agency business in the first quarter of 2012.

RESTATEMENT OF CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

On June 30, 2011, the Company announced that it had identified potential historical accounting errors relating to the accounting treatment for the earn-out provision contained in the share exchange agreement in respect of the acquisition of ACG in April 2009. At the request of the Company, the Office of Chief Accountant confirmed this error in September 2011. These accounting errors have resulted in the misstatement of certain charges arising from fair value adjustments and other changes to earn-out obligation since the second quarter of 2009. The Company undertook a review to determine the total amount of the errors and the accounting periods in which the errors occurred. The Company’s review determined that the errors resulted from the Company’s failure to properly apply the requirements of Accounting Standard Codification (ASC) 815 (“ASC 815”) with respect to the earn-out obligation, effective January 1, 2009. After analyzing the size and timing of the errors, the Company determined that, in the aggregate, the errors were material and would require the Company to restate certain of its previously issued financial statements and condensed financial statements, including its previously issued unaudited consolidated condensed financial statements as of June 30, 2010 and for the three months and six months ended June 30, 2010.

The effects of the restatement on selected statement of operation line items for the three months ended June 30, 2010 are as follows:

Increase (Decrease) in statement of operation line items

Loss on change in fair value of earn-out obligation	$(2,100,000)
Income (loss) before income taxes	(2,100,000)
Net income (loss)	(2,100,000)

Earnings (loss) per share - basic	(0.11)
Earnings (loss) per share - diluted	$(0.10)

The effects of the restatement on selected statement of operation line items for the six months ended June 30, 2010 are as follows:

Increase (Decrease) in statement of operation line items

Loss on change in fair value of earn-out obligation	$(84,400,000)
Income (loss) before income taxes	(84,400,000)
Net income (loss)	(84,400,000)

Earnings (loss) per share - basic	(4.92)
Earnings (loss) per share - diluted	$(4.80)

RESULTS OF OPERATIONS

Three months ended June 30, 2011 as compared to three months ended June 30, 2010

Overview

AutoChina’s earnings increased significantly during the three months ended June 30, 2011, mostly as a result of the increased contribution from our finance and insurance income during the period. The demand for commercial vehicles and for commercial vehicle financing was stable, and we believe it did not increase as a result of the Chinese government’s policy to slow down the growing economy in China, which was announced in late 2010. However, we expect that China’s continuing economic development will continue to drive demand for commercial vehicles in the future. In contrast, during the first quarter of 2010, commercial vehicle sales in China showed a strong rebound from the prior year. Therefore, strong monthly year over year growth rates for commercial vehicle sales were observed through the first quarter of 2010.

During the first half of 2011, the Company established an aggregate of 54 additional commercial vehicle sales, servicing, leasing and support centers in Anhui, Fujian, Gansu, Guangdong, Guangxi, Guizhou, Henan, Hubei, Hunan, Liaoning, Inner Mongolia, Jiangsu, Jiangxi, Jilin, Shaanxi, Shandong, Shanxi, Sichuan, Yunnan and Zhejiang Provinces, bringing the total number of locations to 354 as of June 30, 2011.

Details of the vehicles leased are as followed:

Number of Vehicles Leased
Balance at January 1, 2010	8,513
New leases recorded in the year ended December 31, 2010	12,561
Vehicles repossessed or loss to accident in 2010	(55)
Vehicles transferred to customers at the end of lease term in 2010	(1,390)
Balance at December 31, 2010	19,629
New leases recorded in the six months ended June 30, 2011	6,005
Vehicles repossessed or loss to accident in the first six months of 2011	(52)
Vehicles returned to lessee upon settling the outstanding installment	14
Vehicles transferred to customers at the end of lease term in the first six months of 2011	(1,567)
Balance at June 30, 2011	24,029

Revenues

The table below sets forth certain line items from the Company’s Statement of Income as a percentage of revenues:

(in thousands)	Three months ended June 30, 2011		Three months ended June 30, 2010
	Amount	% of Revenue	Amount	% of Revenue	Y-O-Y % CHANGE
Commercial vehicles	$161,843	87.1%	186,187	92.9%	(13.1)%
Finance and insurance	23,964	12.9%	14,092	7.0%	70.1%
Agency services, related parties	—	—	41	0.1%	(100.0)%
Total revenues	$185,807	100.0%	200,320	100.0%	(7.2)%

Revenues for second quarter of 2011 were $185.8 million, a decrease of 7.2% from $200.3 million in the comparable prior year period.

AutoChina’s commercial vehicle sales, servicing, leasing and support business recorded 3,446 new leases in the three months ended June 30, 2011, compared to 4,130 new leases in the three months ended June 30, 2010. In addition, the Company realized losses in lease-to-own loans in relation to 44 vehicles for loss and accidents during the three months ended June 30, 2011. There were 11 such losses recognized in the three months ended June 30, 2010. The decrease in commercial vehicles revenue was primarily due to decreases in unit sales volume compared to the prior period, although the average selling prices increased. The increase in finance and insurance revenue is due to an increase in the total leasing customer base compared to the prior period. AutoChina also continues to make progress with its value-added services (diesel, tires, parts, insurance and second hand commercial vehicle financing) programs. As of June 30, 2011, over 120 tires and parts outlets and over 60 fueling stations participate in the program. Revenues from value-added services totaled $1.2 million and $0.2 million during the three months ended June 30, 2011 and 2010, respectively.

We recognize the revenue from membership fees during the term of our customer’s lease as lease revenue. We also charge service and support fees on a monthly basis when the services are rendered. Once the lease term ends (in June of 2010 the leases for our first customers began ending), a customer will be able to elect to continue to participate in our service and support network, and we will also charge service and support fees on a monthly basis when the services are rendered. As of June 30, 2011, there were 590 vehicles who continue to pay for services after the termination of the sales-type lease, representing a retention rate of approximately 20.0%. Finance and insurance revenue increased 70.1%, as a result of the increase in total outstanding number of commercial vehicle sales, servicing, leasing and support contracts in effect in the three months ended June 30, 2011 compared to 2010. The revenue from agency services, related parties arose from the income generated through the agency services we provided for trading materials to our affiliates in the prior year period. Such revenue is reduced to nil from $41,000, representing a decrease of 100.0% compare with the prior year period, because we ceased to provide such services during the period.

Cost of Sales

The table below sets forth certain line items from the Company’s Statement of Income as a percentage of cost of sales:

(in thousands)	Three months ended June 30, 2010		Three months ended June 30, 2010
	Amount	% of Cost of sales	Amount	% of Cost of sales	Y-O-Y % CHANGE
Commercial vehicles	$29,057	18.5%	$168,006	94.9%	(82.7)%
Commercial vehicles, related parties	127,832	81.5%	9,034	5.1%	1,315.0%
Total cost of sales	$156,889	100.0%	$177,040	100.0%	(11.4)%

Cost of sales (including the cost of sales from the purchase of related parties) in the three months ended June 30, 2011 totaled $156.9 million, as compared to $177.0 million in the prior year, a decrease of 11.4%, mainly due to the decreased sales volume in the commercial vehicle sales, servicing, leasing and support business, despite of the increase of average unit cost per vehicle. The average cost per vehicle in the second quarter of 2011 was $45,500 as compared to $42,900 per vehicle in the prior year period. The increase of cost per vehicle was due to changes in customer demand and our resulting sales mix trending towards higher priced vehicles.

Gross Profit

The Company’s gross profit was $28.9 million in the three months ended June 30, 2011, representing a gross margin of 15.6%, an increase from 11.6% for the same period in 2010, which is primarily due to the increased number of outstanding leasing contracts signed, which increased the contribution to the monthly amortized finance and insurance income.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the three months ended June 30, 2011 were $7.9 million, which was $2.8 million, or 54.1%, higher than the same period of 2010. This was mainly due to the growth in the number of employees, commercial vehicle sales, servicing, leasing and support centers, increase of stock-based compensation expenses in relation to the employee’s stock options granted in late 2010 and early 2011.

Other Income (Expense)

Other expense for the three months ended June 30, 2011was $15.2 million, as compared to $2.1 million in the prior period, an increase of 623.8% as compared to the same period of 2010. Other expense in both periods primarily consisted of loss on change in fair value of the earn-out obligation that arose from the earn-out provision in the share exchange agreement with the prior shareholders of ACG. The increase of other expense was mainly due to the increase in value of the Company’s fair value of the earn-out obligation over the period.

Interest Expense

Interest expense totaled $4.7million for the three months ended June 30, 2011, of which $0.7 million of interest expense was incurred for affiliates, Honest Best, Kaiyuan Shengrong and Beiguo. It included the interest of $620,000 and $49,000 incurred for the loan advanced from Honest Best and Kaiyuan Shengrong, respectively. It also included the interest of $12,000 incurred for its purchase of commercial vehicles for leasing from Beiguo in the prior period. Interest expense totaled $4.1 million for the three months ended June 30, 2010, of which $1.8 million of interest expense was incurred to affiliates, Beiguo and Renbai, for the purchase of commercial vehicles for leasing. Other interest expenses increased to $4.0 million from $2.3 million, which was resulted from the increased average borrowing balance from banks and affiliates during the period.

Interest Income

Interest income was negligible for both of the second quarter of 2011 and 2010.

Income Tax Expense

In the three months ended June 30, 2011, the Company recorded income tax expense of $4.2 million, as compared to an income tax expense of $3.2 million in same period in 2010. This increase was due to the increased pre-tax income generated by the Chinese subsidiaries of the Company.

Net Loss

Net loss in the three months ended June 30, 2011 was $1.6 million, as compared to net income of $8.8 million in three months ended June 30, 2010, representing a decrease of 117.9% from the same period in 2010. The decrease of net profit to net loss position primarily resulted from the significant increase of loss on change in fair value of the earn-out obligation, which was partially offset by the increase in profits generated from the finance and insurance revenue and improved gross profit margin.

Six months ended June 30, 2011 as compared to six months ended June 30, 2010

Revenues

The table below sets forth certain line items from the Company’s Statement of Income as a percentage of revenues:

(in thousands)	Six months ended June 30, 2011		Six months ended June 30, 2010
	Amount	% of Revenue	Amount	% of Revenue	Y-O-Y % CHANGE
Commercial vehicles	$278,485	86.5%	296,685	92.6%	(6.1)%
Finance and insurance	43,555	13.5%	23,699	7.4%	83.8%
Agency services, related parties	—	—	41	0.0%	(100.0)%
Total revenues	$322,040	100.0%	320,425	100.0%	0.5%

Revenues for first half of 2011 were $322.0 million, an increase of 0.5% from $320.4 million in the comparable prior year period.

AutoChina’s commercial vehicle sales, servicing, leasing and support business recorded 6,005 new leases in the six months ended June 30, 2011, compared to 6,636 new leases in the six months ended June 30, 2011. In addition, the Company realized losses in lease-to-own loans in relation to 52 vehicles for loss and accidents during the six months ended June 30, 2011. There were 23 such losses recognized in the six months ended June 30, 2010.

The decrease in commercial vehicles revenue was primarily due to decreases in unit sales volume compared to the prior period, although the average selling prices increased. The increase in finance and insurance revenue is due to an increase in the total leasing customer base compared to the prior period. AutoChina also continues to make progress with its value-added services (diesel, tires, parts, insurance and second hand commercial vehicle financing) programs. Revenues from value-added services totaled $2.3 million and $0.3 million during the six months ended June 30, 2011 and 2010, respectively.

Finance and insurance revenue increased 83.8%, as a result of the increase in total outstanding number of commercial vehicle sales, servicing, leasing and support contracts in effect in the six months ended June 30, 2011 compared to 2010. The revenue from agency services, related parties arose from the income generated through the agency services we provided for trading materials to our affiliates in the prior year period. Such revenue is reduced to nil from $41,000, representing a decrease of 100.0% compare with the prior year period, because we ceased to provide such services during the period.

Cost of Sales

The table below sets forth certain line items from the Company’s Statement of Income as a percentage of cost of sales:

(in thousands)	Six months ended June 30, 2010		Six months ended June 30, 2010
	Amount	% of Cost of sales	Amount	% of Cost of sales	Y-O-Y % CHANGE
Commercial vehicles	$61,188	22.7%	$270,159	96.1%	(77.4)%
Commercial vehicles, related parties	208,700	77.3%	10,882	3.9%	1,817.8%
Total cost of sales	$269,888	100.0%	$281,041	100.0%	(4.0)%

Cost of sales (including the cost of sales from the purchase of related parties) in the six months ended June 30, 2011 totaled $269.9 million, as compared to $281.0 million in the prior year, a decrease of 4.0%, mainly due to the decreased sales volume in the commercial vehicle sales, servicing, leasing and support business. However, it is partially offset by the increased average purchase costs.  The average cost per vehicle in the first half of 2011 was $44,900 as compared to $42,400 per vehicle in the prior year period. The increase of cost per vehicle was due to changes in customer demand and our resulting sales mix trending towards higher priced vehicles.

Gross Profit

The Company’s gross profit was $52.2million in the six months ended June 30, 2011, representing a gross margin of 16.2%, an increase from 12.3% for the same period in 2010, which is primarily due to the increased number of outstanding leasing contracts signed, which increased the contribution to the monthly amortized finance and insurance income.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the six months ended June 30, 2011 were $14.0 million, which was $4.4 million, or 46.1%, higher than the same period of 2010. This was mainly due to the growth in the number of employees, commercial vehicle sales, servicing, leasing and support centers and increase of stock-based compensation expenses in relation to the employee’s stock options granted in late 2010 and early 2011.

Other Income (Expense)

Other expense for the six months ended June 30, 2011was $53.6 million, as compared to $84.0 million in the prior period, a decrease of 36.2% as compared to the same period of 2010. Other expense in both periods primarily consisted of loss on change in fair value of the earn-out obligation that arose from the earn-out provision in the share exchange agreement with the prior shareholders of ACG. The decrease of other expense was mainly due to the decrease in the Company’s loss on change in fair value of the earn-out obligation over the period.

Interest Expense

Interest expense totaled $8.6 million for the six months ended June 30, 2011, of which $1.3 million of interest expense was incurred for affiliates, Honest Best, Kaiyuan Shengrong and Beiguo. It included the interest of $620,000 and $94,000 incurred for the loan advanced from Honest Best and Kaiyuan Shengrong, respectively. It also included the interest of $610,000 incurred for its purchase of commercial vehicles for leasing from Beiguo in the prior period. Interest expense totaled $7.6 million for the six months ended June 30, 2010, of which $3.7 million of interest expense was incurred to affiliates, Beiguo and Renbai, for the purchase of commercial vehicles for leasing. Other interest expenses increased to $7.3 million from $3.9 million, which was resulted from the increased average borrowing balance from banks and affiliates during the period.

Interest Income

Interest income decreased from $413,000 to $57,000 due to the decreased average cash balance over the six months period ended June 30, 2011 period.

Income Tax Expense

In the six months ended June 30, 2011, the Company recorded income tax expense of $7.0 million, as compared to an income tax expense of $5.7 million in same period in 2010. This increase was due to the increased pre-tax income generated by the Chinese subsidiaries of the Company.

Net Loss

Net loss in the six months ended June 30, 2011 was $29.0 million, as compared to $67.2 million in six months ended June 30, 2010, representing a decrease of 56.9% from the same period in 2010. The decrease of net loss primarily resulted from the decrease of loss on change in fair value of the earn-out obligation, significant increase in profits generated from the finance and insurance revenue and improved gross profit margin.

LIQUIDITY AND CAPITAL RESOURCES

Financing arrangements

The Company’s capital expenditures have been financed primarily through short-term and long-term borrowings from financial institutions and affiliates. The interest rates of short-term borrowings during the periods ranged from 3.95% to 10.22% per annum.

As of June 30, 2011, the Company had incurred accounts payable of $3.2 million from Hebei Ruituo Auto Trading Co., Ltd., or Ruituo, a company which is controlled by Mr. Yong Hui Li, our Chief Executive Officer and Chairman. The amount due to Ruituo results from the purchase of commercial vehicles and is non-interest bearing. In addition, the payable balance is unsecured and due on demand by Ruituo.

During the six months ended June 30, 2011, the Company fully settled the account payables due to two of its affiliates, Beiguo and Renbai, companies affiliated with Mr. Li, and Mr. Thomas Luen-Hung Lau, a director of AutoChina. Each of Mr. Li and Mr. Lau hold 19.60% and 21.71%, respectively, of indirect beneficial ownership in Beiguo and Renbai. The financing arrangement was established for our purchase of commercial vehicles for leasing as part of the commercial vehicle sales, servicing, leasing and support business in the prior period. As of December 31, 2010, the aggregate amounts due to Beiguo and Renbai was approximately $0.1 million.  The Company expects to not to continue relying on this financing arrangement with Beiguo and Renbai in the foreseeable future.

As of June 30, 2011, the Company’s outstanding borrowings from affiliates amounted to $62.2 million, $5.4 million and $3.2 million from Honest Best, Hebei Kaiyuan and Kaiyuan Shengrong, respectively. Honest Best is the parent company of AutoChina, ACG’s former ultimate shareholder prior to our acquisition of ACG and it is controlled by Mr. Li. Hebei Kaiyuan and Kaiyuan Shengrong are indirectly controlled by Mr. Li. Each of these loans was entered into to satisfy the Company’s short-term capital needs. The amount due to Honest Best bears the interest rate of 3.95% per annum, unsecured and due on demand. On September 1, 2011, Honest Best and Fancy Think Limited entered into a supplementary agreement to increase the interest rate to 8.00% per annum beginning October 1, 2011. The amount due to Hebei Kaiyuan is non-interest bearing, unsecured and due on demand. The amount due to Kaiyuan Shengrong bears the interest rate of 5.31% per annum, adjustable in connection with the basis rate established by the People’s Bank of China, unsecured and was fully repaid in July 2011.

As of June 30, 2011, the Company had short-term borrowings of $172.8 million, including $119.0 million in loans from various Chinese banks and $53.8 million in lease securitization borrowings. In addition, the Company also had long-term borrowings of $43.3 million from a Chinese bank.

After taking into consideration our lease securitization program, our financing arrangement with our affiliates, our existing cash resources, we believe we have adequate sources of liquidity to meet our short-term obligations and working capital requirements for at least the next 12 months. However, the Company may elect to obtain addition funding to expand and grow its operations, which may include borrowings from financial institutions and/or the sale of equity.

Working Capital

As of June 30, 2011 and December 31, 2010, the Company had working capital of $97.7 million and $127.4 million, respectively.

As a result of the decrease borrowings from the affiliates and accounts payable, related parties during the first half of 2011, the Company repaid the net amount of $19.4 million to its affiliates. On the other hand, the draw down of additional $52.6 million from the banking and lease securitization facilities during the first half of 2011, have provided additional capital to support operations.

The Company anticipates that it will have adequate sources of working capital in the foreseeable future. However, the Company may elect in the future to obtain addition funding to expand and grow its operations, which may include borrowings from financial institutions and/or the sale of equity.

Financial Condition

The following table sets forth the major balance sheet accounts of the Company at June 30, 2011 and December 31, 2010 (in thousands):

	As of
	June 30,	December 31,
	2011	2010

Assets:
Cash and cash equivalents	$48,227	$30,931
Accounts receivable	29,546	22,101
Net investment in sales-type leases	482,893	424,113
Property, equipment and improvements, net	$3,063	$2,669
Liabilities:
Accounts payable, related parties	$3,245	$16,202
Short-term borrowings	172,801	117,485
Long-term borrowings	43,266	42,485
Earn-out obligation	51,700	73,100
Due to affiliates	$70,831	$77,295

Accounts receivable represents the receivable from value-added services and the overdue net investment in sales-type leases. The increase of accounts receivable to $29.5 million as of June 30, 2011, an increase of $7.4 million (33.7%) as compared with December 31, 2010, was mainly related to the increase of receivables from value-added services as a result of the increased overall operation in value-added services, and the overdue and delinquent sales-type lease during the period.

Net investment in leases began in March 2008 as a result of the commercial vehicles sales, servicing and leasing business under which the Company entered into monthly installment arrangements with customers for a 2-year period. As the Company continued to sign up new lease contracts throughout past periods, the portfolio balance of net investment in leases increased accordingly.

Property, equipment and improvements increased to $3.1 million as of June 30, 2011, an increase of $0.4 million (14.8%) as compared with December 31, 2010. The increased expenditures primarily relates to costs associated with expanding the number of commercial vehicle sales, servicing, leasing and support centers during the period.

Accounts payable, related parties were related to the financing arrangement for the Company’s purchase of commercial vehicles for leasing as part of the commercial vehicle sales, servicing, leasing and support business. It decreased from $16.2 million to $3.2 million as of June 30, 2011, an increase of $13.0 million, or 80.0%, as compared with December 31, 2010. Such amounts were primarily related to the payables to our affiliate, Ruituo, to purchase the leased commercial vehicles.

Short-term borrowings represent loans from various banks and lease securitization borrowings arranged by the Trustee in the PRC. Short-term borrowings were used for working capital and capital expenditures purposes. The borrowings increased to $172.8 million as of June 30, 2011, from $117.4 million in December 31, 2010, because the Company was granted additional banking facilities from a PRC bank during the period. In addition, beginning in November 2010, the Company began engaging the Trustee to securitize part of its lease receivables for borrowings. The lease securitization borrowings increased from $13.9 million to $53.8 million. The term of the resultant outstanding loans ranged from 6 months to 1 year and began to expire in May 2011. The Company has fully repaid a short-term loan due to a third party borrower in the amount of $9.6 million in June 2011.

Long-term borrowings loans represent loans from a PRC bank that were used for working capital purposes. The loans increased to $43.3 million as of June 30, 2011 from $42.4 million in December 31, 2010, as a result of foreign translation difference. The term of the outstanding loan will expire in August 2012.

Earn-out obligation represented the obligation of the Company to issue earn out shares of the Company pursuant to the terms of the share exchange agreement. The amounts of the fair value of the earn-out obligation are assessed each quarter.

The Company’s borrowings fluctuate primarily based upon a number of factors, including (i) revenues, (ii) changes in accounts and lease receivables, (iii) capital expenditures, and (iv) deposits adjusted for changes in inventories. Historically, income from operations, as well as borrowings on the revolving credit facilities, has funded accounts and lease receivables growth, inventory growth and capital expenditures.

The following table sets forth certain historical information with respect to the Company’s statements of cash flows (in thousands):

	Six months ended June 30,
	2011	2010
Net cash used in operating activities	$(21,576)	$(192,489)
Net cash provided by (used in) investing activities	6,123	(17,770)
Net cash provided by financing activities	32,057	202,969
Effect of exchange rate change	692	1,032

Net increase (decrease) in cash and cash equivalents	$17,296	$(6,258)

Operating Activities. The Company used $21.6 million in operating activities for the six months ended June 30, 2011, as compared to $192.5 million for the six months ended June 30, 2010, representing a decrease of $170.9 million. This decrease in cash flows used in operating activities was attributable primarily to the reduction in growth of net investment in sales-type leases, as a result of the slowdown of the business expansion during the period.

In the six months ended June 30, 2011, the Company used $21.6 million in operating activities. During this period, the Company had net loss of $29.0 million. In addition, the Company increased the net investment in sales-type leases by $49.6 million, increased the accounts receivable by $7.9 million, increased prepaid expense and other current assets by $4.2 million. However, there were increase in loss on change in fair value of earn-out obligation of $53.6 million, increase in trade note payable of $9.6 million and increase in other payable and accrued liabilities of $3.6 million. The remaining balance of $2.3 million arose from changes in inventories, accounts payable, income tax payable, customer deposits, depreciation and amortization and other items.

In the six months ended June 30, 2010, the Company used $192.5 million in operating activities. During this period, the Company had net loss of $67.2 million. In addition, the Company increased the net investment in sales-type leases by $140.3 million, decreased trade notes payables by $12.4 million, increased deposits for inventories of $11.8 million, increased deposits for inventories, related parties of $45.2 million and increased prepaid expenses and other current assets of $6.2 million. However, there were increases in loss on change in fair value of earn-out obligation of $84.4 million, increases in other payable and accrued liabilities of $2.6 million. The remaining balance of $3.6 million arose from changes in prepaid expenses and other current assets, inventories, accounts payable, note receivable, income tax payable, depreciation and amortization and other items.

Investing Activities. Net cash provided by investing activities was $6.1 million in the six months ended June 30, 2011 and the net cash used in investing activities was $17.8 million in the six months ended June 30, 2010.

In addition to the purchase of property, equipment and improvements by $1.0 million, the increase of restricted cash by $1.9 million and the repayment of $9.0 million in the security deposits to an affiliate, which was previously paid for securing a short-term third party borrowing, have affected the net cash provided by investing activities in current period.

Financing Activities. Net cash provided by financing activities was $32.1million in the six months ended June 30, 2011 and $203.0 million in the six months ended June 30, 2010. During the six months ended June 30, 2011, the Company increased total net borrowings by $52.6 million and repaid the net amount of $13.1 million to its affiliates, Ruituo and Beiguo, for the financing arrangement to purchase commercial vehicles.
In addition, the Company received proceeds of $373.9 million from its affiliates, Honest Best, Hebei Kaiyuan, Ruituo and Beijing Wantong Longxin Auto Trading Co, Ltd., and repaid $381.3 million to these affiliates. During the six months ended June 30, 2010, the Company increased the total net borrowings by $68.0 million, received the total net proceeds of $86.7 million from the issuance of shares through the exercise of warrants in January 2010 and a registered direct offering completed in March 2010 (including $10.1 million proceeds from the shares issued through the exercise of warrants received in December 2009). The Company has also obtained additional net proceeds in the amount of $91.9 million from our affiliates, Hebei Kaiyuan, and repaid its affiliates, Hebei Kaiyuan and Mr. Li, an aggregate of $107.7 million.

Historically, most or all of available cash is used to fund the investment in sales-type leases, inventory growth and for capital expenditures. To the extent the investment in sales-type leases and inventory growth and capital expenditures exceed income from operations, generally the Company increases the borrowings under facilities and from affiliates.

The Company leases all of the properties where commercial vehicle sales, servicing, leasing and support centers are located. It expects to continue to lease the majority of the properties where new stores or centers are located.

At June 30, 2011, the Company had $48.2 million of cash on hand, with $45.4 million of cash held in RMB. On a short-term basis, the Company’s principal sources of liquidity include income from operations, short-term and long-term borrowings from financial institutions including accounts payable, related party, and third party lease securitization borrowings. On a longer-term basis, the Company expects its principal sources of liquidity to consist of income from operations, borrowings from financial institutions and lease securitization, affiliates and/or fixed interest term loans. Further, the Company believes, if necessary, it could raise additional capital through the issuance of debt and equity securities.

The Company expects to use cash to (i) increase its net investment in sales-type leases in line with its revenue growth, and (ii) purchase property and equipment and make improvements on existing property by the end of the year in connection with adding 200 stores. 85 stores have been added as of September 30, 2011, at an aggregate cost of $765,000. An additional 115 stores are planned to be opened and expect to use $1,035,000 of cash from operations as capital expenditure for the expansion. We believe that we have adequate liquidity to satisfy our capital needs for the near term, however we may need to raise additional capital to maintain our high rate of growth.

AutoChina’s borrowings primarily consisted of (i) Short-term borrowings; (ii) Long-term borrowings; (iii) Accounts payable, related parties; and (iv) due to affiliates.

 Short-term borrowings. Short-term borrowings represented loans from various financial institutions and lease securitization borrowings that were used for working capital and capital expenditures purposes. The loans from various financial institutions bear interest at rates ranging from 6.31% to 7.57% as of June 30, 2011 and have terms within one year. Lease securitization borrowings bear interest at a rate of 10.22% as of June 30, 2011, are denominated in RMB and have terms within one year.

Long-term borrowings. Long-term borrowings represented bank loans from a PRC bank that was used for working capital purposes, are denominated in RMB and have terms between one to two years. The loans bear interest at an average rate of 7.04% as of June 30, 2011 and will expire in August 2012.

Accounts payable, related parties. Accounts payable from related parties was primarily related to the payables for purchase of commercial vehicles for leasing due to an affiliate, Ruituo, a company which is controlled by Mr. Li. The amount arose since the fourth quarter of 2010 and is non-interest bearing. In addition, the payable balances is unsecured and due on demand by Ruituo. The Company expects to continue relying on the financing from Ruituo in the foreseeable future. In October 2011, Ruituo commenced charging interests at 8.00% per annum to the Company for the payables.

Due to affiliates. Due to affiliates was primarily related to a short-term advance from AutoChina’s parent company, Honest Best. The amount bears the interest of 3.95% per annum, is unsecured and due on demand by Honest Best. On September 1, 2011, Honest Best and Fancy Think Limited entered into a supplementary agreement to increase the interest rate to 8.00% per annum beginning October 1, 2011. The Company may continue relying on the financing from Honest Best in the foreseeable future.

The Company’s borrowings fluctuate based upon a number of factors including (i) revenues, (ii) change of net investment in sales-type leases, (iii) capital expenditures, and (iv) inventory and deposits for inventories changes. Historically, income from operations, as well as borrowings on the revolving credit facilities, have driven account and lease receivables growth, inventory growth and capital expenditures.

Cash and cash equivalents as of June 30, 2011 are mainly held by the Company’s subsidiaries and variable interest entities. These cash balances cannot be transferred to the Company by loan or advance according to existing PRC laws and regulations. However, these cash balances can be utilized by the Company for its normal operations pursuant to the Enterprise Agreements.

 Regulations on Dividend Distribution

The principal laws and regulations in China governing distribution of dividends by foreign-invested companies include:

	- The Sino-foreign Equity Joint Venture Law (1979), as amended;

	- The Regulations for the Implementation of the Sino-foreign Equity Joint Venture Law (1983), as amended;

	- The Sino-foreign Cooperative Enterprise Law (1988), as amended;

	- The Detailed Rules for the Implementation of the Sino-foreign Cooperative Enterprise Law (1995), as amended;

	- The Foreign Investment Enterprise Law (1986), as amended; and

	- The Regulations of Implementation of the Foreign Investment Enterprise Law (1990), as amended.

Under these regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, wholly foreign-owned enterprises in China are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds unless such reserve funds have reached 50% of their respective registered capital. These reserves are not distributable as cash dividends. Each of our PRC subsidiaries is continuing to make contributions to their respective reserve funds as they have not reached the 50% threshold. We record these as contributions to equity.

Contractual Payment Obligations

The following is a summary of the Company’s contractual obligations as of June 30, 2011 (in thousands):

	Payments due by period
	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years

Operating leases	$1,552	$514	$997	$41	$—
Short-term borrowings	172,801	172,801	—	—	—
Accounts payable, related parties	3,245	3,245	—	—	—
Due to affiliates	70,831	70,831	—	—	—
Long-term borrowings	43,266	—	43,266	—	—

Total	$291,695	$247,391	$44,263	$41	$—

The Company leases certain facilities under long-term, non-cancelable leases and month-to-month leases. These leases are accounted for as operating leases.

Off-Balance Sheet Arrangements

In July 2010, the Company provided a bank loan guarantee and pledged lease receivables to an affiliate, Kaiyuan Shengrong, for the amount of RMB20 million. Kaiyuan Shengrong granted a RMB20 million one-year loan from a local bank and lent RMB20 million to the Company at the same time. Kaiyuan Shengrong borne the interest rate of 5.31% per annum, which is adjustable in connection with the base rate established by the People’s Bank of China, and it charged the Company at the same interest rate. Kaiyuan Shengrong’s bank loan was fully repaid in July 2011 and the Company ceased the bank loan guarantee accordingly.

In September 2011, the Company provided a bank loan guarantee and pledged lease receivables to Kaiyuan Shengrong for the amount of RMB20 million. Kaiyuan Shengrong granted a RMB20 million one-year loan from a local bank and lent RMB20 million to the Company at the same time. Kaiyuan Shengrong borne the interest rate of 8.20% per annum, which is adjustable in connection with the base rate established by the People’s Bank of China, and it charged the Company at the same interest rate. The bank loan and respective bank loan guarantee will mature in September 2012.

Recently Issued Accounting Pronouncements

Management does not believe that any other recently issued, but not yet effective, accounting standards or pronouncements, if currently adopted, would have a material effect on the Company’s consolidated financial statements.

Critical Accounting Policies and Estimates

The discussion and analysis of the Company’s financial condition and results of operations is based upon its consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to accounts receivable and the related provision for doubtful accounts, tangible and intangible long-lived assets, the assessment of the valuation allowance on deferred tax assets, the purchase price allocation on acquisitions, and contingencies and litigation, among others. The Company bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The Company believes that the following critical accounting policies affect the more significant judgments and estimates used in the preparation of its consolidated financial statements: long-lived assets, income taxes and accounts receivable.

Provision for accounts receivable and net investment in sales-type lease.

Accounts receivable, which are unsecured, are stated at the amount the Company expects to collect from the value added services, such as the tires, parts, fuel and insurance financing services, and the past due net investment in sales-type leases. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The Company evaluates the collectability of its receivable based on a combination of factors, including customer credit-worthiness, residual value of the commercial vehicles under lease and historical collection experience. Management reviews the receivable and adjusts the allowance based on historical experience, financial condition of the customer and other relevant current economic factors. For net investment in sales-type lease and receivable from value-added services is considered impaired, based on current information and events, if it is probable that we will be unable to collect all amounts due according to the contractual terms of the lease. The net investment in sales-type lease and receivable from value-added services will be reviewed for impairment, which includes reviewing of the leases that are in default, non-performing or in bankruptcy. Based on the non-performing loan experience on the non-performing loans from those leases that were either matured or in the stage that were close to maturities, the Company also assesses and applies general provision for performing loans. Recognition of income is suspended and a lease is placed on non-accrual status when management determines that collection of future income is not probable. Accrual is resumed, and previously suspended income is recognized, when the lease becomes contractually current and/or collection doubts are removed. Cash receipts on impaired leases are recorded against the receivable and then to any unrecognized income. As of June 30, 2011 and December 31, 2010, the management reviewed historical trend of collectability of the account receivable and net investments in sales-type leases balances and provided $2,515 and $1,745 allowance for the uncollectible receivables, respectively.

Revenue Recognition. The Company recognizes each lease financing arrangement as a sales-type lease.  For the commercial vehicles financed by the Company, the Company recognizes revenue when the following conditions are met: a) When the lease contract is signed, b) When the customer has taken possession of the vehicle, and c) Only if the collectability of owed amounts are reasonably assured. The Company recognizes revenue using the fair value of the commercial vehicles by reference to the retail market price of the vehicles. The Company also records the sale of the GPS tracking unit sold to the lessee upon the transfer of the title and delivery of the product. These sales revenues are recorded as “Commercial Vehicles”.

The agency income generated from the purchase and sales of trading materials to affiliates are considered as agency sales and the revenue generated on such transactions are recorded upon the completion of the agency transaction. Under ASC 605-45, “Reporting Revenue Gross as a Principal versus Net as an Agent”, the sales transaction by the Company to its affiliates are considered as agency sales and the revenue generated on such transactions are recorded at net basis.

A membership fee is charged to all lessees for the privilege of utilizing the Company’s store branch network for services which include general support services, licensing and permit services, insurance services and registration services. The membership fee is charged and collected by the Company when a sales-type lease is signed. The Company records the amount as a deduction of minimum lease payment receivable. Revenue from our membership fee is deferred and recognized ratably over the term of the sales-type lease. The difference between the gross investment in the lease (and the fair value of the commercial vehicles is recorded as unearned income and amortized based on the effective interest rate method over the lease term. Management servicing fees are recognized when services are rendered. The Company also receives commissions from insurance institutions for referring its customers to buy auto insurance. Commission income is recorded when the insurance contract is signed and the insurance premium is paid to the insurance company. Under the value added services (tires, parts, fuel, insurance and second hand commercial vehicles financing services), the Company provided one to three months revolving credit facilities to the eligible customers. Revenue from our tires, parts, fuel, insurance and second hand commercial vehicles financing services that is charged and collected at the beginning of the financing period is deferred and recognized ratably based on the effective interest rate method over the term of the financing period.

The membership fee, interest from sales-type lease, management servicing fee, commission fee and revenues from tires, parts, fuel and insurance financing services are recorded as “Finance and insurance”.

Penalty income generated from the lessees for late payment is recognized when the payment is overdue and the collectability is reasonably assured. This income is recorded as “Other income”.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

AutoChina’s exposure to interest rate risk primarily relates to its outstanding debts and interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. AutoChina has not used derivative financial instruments in its investment portfolio. Interest-earning instruments carry a degree of interest rate risk. As of June 30, 2011, AutoChina’s total outstanding interest-bearing loans amounted to $291.2 million with interest rates in the range of 3.95% to 10.22% per annum.  AutoChina has not been exposed, nor does it anticipate being exposed, to material risks due to changes in market interest rates.

Credit Risk

AutoChina is exposed to credit risk from its cash and cash equivalents, accounts receivable and net investment in sales-type leases. The credit risk on cash and cash equivalents is limited because the counterparties are recognized financial institutions. Accounts receivable and net investment in sales-type leases are subjected to credit evaluations and evaluation analysis on the residual value of the relevant leased commercial vehicles. An allowance would be made, if necessary, for estimated irrecoverable amounts by reference to past default experience, if any, and by reference to the current economic environment.

Foreign Currency Risk

Substantially all of AutoChina’s revenues and expenditures are denominated in RMB. As a result, fluctuations in the exchange rate between the U.S. dollars and RMB will affect AutoChina’s financial results in U.S. dollars terms without giving effect to any underlying change in AutoChina’s business or results of operations. The RMB’s exchange rate with the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. The exchange rate for conversion of RMB into foreign currencies is heavily influenced by intervention in the foreign exchange market by the People’s Bank of China. From 1995 until July 2005, the People’s Bank of China intervened in the foreign exchange market to maintain an exchange rate of approximately 8.3 RMB per U.S. dollar. On July 21, 2005, the PRC government changed this policy and began allowing modest appreciation of the RMB versus the U.S. dollar. However, the RMB is restricted to a rise or fall of no more than 0.5% per day versus the U.S. dollar, and the People’s Bank of China continues to intervene in the foreign exchange market to prevent significant short-term fluctuations in the RMB exchange rate.  Nevertheless, under China’s current exchange rate regime, the RMB may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. There remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant appreciation in the value of the RMB against the U.S. dollar.

Net loss for the three months ended June 30, 2011 of RMB10.3 million is reported as $1,578,000 based on the 2011 second quarter-to-date average RMB to U.S. dollar exchange rate of 6.5115.  Net loss would decrease $95,000 to $1,483,000 based on the June 30, 2011 exchange rate of 6.4716 RMB per U.S. dollar.  However, net loss would increase $3,335,000 to $4,913,000 based on the pre-July 2005 exchange rate of 8.3000 RMB per U.S. dollar.

Net loss for the six months ended June 30, 2011 of RMB189.4 million is reported as $28,954,000 based on the 2010 year-to-date average RMB to U.S. dollar exchange rate of 6.5419.  Net loss would decrease $288,000 to $28,666,000 based on the June 30, 2011 exchange rate of 6.4716 RMB per U.S. dollar.  In additional, net loss would increase $5,610,000 to $34,564,000 based on the pre-July 2005 exchange rate of 8.3000 RMB per U.S. dollar.

Very limited hedging transactions are available in China to reduce AutoChina’s exposure to exchange rate fluctuations. To date, AutoChina has not entered into any hedging transactions in an effort to reduce its exposure to foreign currency exchange risk. While AutoChina may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedging transactions may be limited and it may not be able to successfully hedge its exposure at all. In addition, AutoChina’s currency exchange losses may be magnified by PRC exchange control regulations that restrict its ability to convert RMB into foreign currency.

Seasonality

Our first fiscal quarter (January through March) and third fiscal quarter (July through September) are expected to be slower for commercial vehicles sales. Conversely, our second fiscal quarter (April through June) and fourth fiscal quarter (October through December) are expected to have stronger sales. Therefore, we generally expect to realize a higher proportion of our revenue and operating profit during the second or fourth fiscal quarters. We expect this trend to continue in future periods. If conditions arise that impair vehicle sales during the second to fourth fiscal quarters, the adverse effect on its revenues and operating profit for the year could be disproportionately large.

Impact of Inflation

Inflation has not historically been a significant factor impacting the Company’s results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AutoChina International Limited

By:	/s/ Yonghui Li
Name: Yonghui Li
Title: Chairman and Chief Executive Officer

Dated: December 29, 2011